PE
12-31-02


03058831


Saga
COMMUNICATIONS, INC.

A N N U A L R E P O R T 2 0 0 2


Saga
COMMUNICATIONS, INC.

MARKET		STATION		
ASHEVILLE, NC				
Bruce Law	Vice President/General Manager	WOXL-FM*	WISE-AM*	WOXL-AM
BELLINGHAM, WA				
Rick Staeb	Vice President/General Manager	KISM-FM	KAFE-FM	KBAI-AM
		KGMI-AM	KPUG-AM	
BRATTLEBORO, VT				
Karl Stober	Station Manager	WKVT-FM	WKVT-AM	
CHAMPAIGN, IL				
Kris Foate	Vice President/General Manager	WLRW-FM	WKIO-FM	WIXY-FM
CLARKSVILLE, TN-HOPKINSVILLE, KY				
Susan Quesenberry	General Manager	WCVQ-FM	WJMR-AM	WJOI-FM
		WDXN-AM	WZZP-FM	
		WVVR-FM	WJQY-AM	
COLUMBUS, OH				
Alan Goodman	President/General Manager	WSNY-FM	WVKO-AM	WODB-FM*
DES MOINES, IA				
Bill Wells	General Manager	KSTZ-FM	KRNT-AM	KIOA-FM
		KAZR-FM	KPSZ-AM	KLTI-FM
GREENFIELD, MA				
Dan Guin	Station Manager	WHAI-FM	WHMQ-AM	
GREENVILLE, MS				
David Cavileer	Vice President/General Manager	WXVT-TV		
ILLINOIS				
Dennis Mellott	Vice President/General Manager	ILLINOIS RADIO NETWORK		
JONESBORO, AR				
Trey Stafford	General Manager	KDEZ-FM	KDXY-FM	KJBX-FM
Bill Pressly	Station Manager			
JOPLIN, MO				
Danny Thomas	President/General Manager	KOAM-TV		
KEENE, NH				
Michael Trombly	General Manager	WKNE-FM	WOQL-FM	WINQ-FM*
		WZBK-AM	WKBK-AM	
MANCHESTER, NH				
Ray Garon	President/General Manager	WZID-FM	WQLL-FM	WFEA-AM
MICHIGAN				
Dennis Mellott	Vice President/General Manager	MICHIGAN RADIO NETWORK		
		MICHIGAN FARM RADIO NETWORK		
MILWAUKEE, WI				
Tom Joerres	President/General Manager	WKLH-FM	WLZR-FM	WFMR-FM
		WJMR-FM	WJYI-AM	
MITCHELL, SD				
Tim Smith	General Manager	KMIT-FM	KUQL-FM	
NORFOLK, VA				
Dave Paulus	President/General Manager	WNOR-FM	WJOI-AM	WAFX-FM
NORTHAMPTON, MA				
Glenn Cardinal	Vice President/General Manager	WLZX-FM	WHMP-AM	
PORTLAND, ME				
Cary Pahigian	President/General Manager	WMGX-FM	WGAN-AM	WYNZ-FM
		WZAN-AM	WPOR-FM	WBAE-AM
SPENCER, IA				
Dave Putnam	General Manager	KICD-AM	KLLT-FM	KICD-FM
SPRINGFIELD, IL				
Leanne Arndt	General Manager	WYMG-FM	WQQL-FM	WDBR-FM
		WMHX-FM	WTAX-AM	
SPRINGFIELD, MA				
Larry Goldberg	Vice President/General Manager	WAQY-FM	WHNP-AM	
VICTORIA, TX				
Jeff Pryor	Vice President/General Manager	KAVU-TV	KUNU-LPTV	KVTX-LPTV
		KXTS-LPTV	KVCT-TV*	
YANKTON, SD				
David Onsted	General Manager	WNAX-AM	WNAX-FM	


Bellingham, WA
Portland, ME
Brattleboro, VT
Manchester, NH
Keene, NH
Greenfield, MA
Northampton, MA
Springfield, MA
Mitchell, SD
Yankton, SD
Spencer, IA
Milwaukee, WI
Champaign, IL
Des Moines, IA
Springfield, IL
Columbus, OH
Norfolk, VA
Joplin, MO
Asheville, NC
Jonesboro, AR
Clarksville, TN
Hopkinsville, KY
Greenville, MS
Victoria, TX

*Operated under a Time Brokerage Agreement



A very simple, yet intriguing painting hangs on a wall in our corporate headquarters. A young boy is sitting at a table with hands folded below his chin. He is gazing into space with an old-fashioned wooden cathedral radio in the background. The mood of the piece suggests he is dreaming of the scene that he is listening to. Every morning when we walk by this painting, we are reminded of the power of the media.

It is not just the power of the media to entertain or to inform. Radio and TV have taken on much greater importance in today's world. As I sat down to write this letter, our country was placed under a Condition Orange Alert. The government recommended that every household have a portable radio in case of emergency, along with water and other necessary supplies.

Recently, we held meetings with all of our programming people and our managers about the responsibility of their stations to serve their communities during uncertain times, and how best to do that. We addressed issues and concerns such as these: How quickly can we respond if something happens in our community, especially at night or overnight? Do we have a list of contact numbers where community leaders can be reached at all times? Do community and civic leaders have copies of our department heads' personal phone numbers if they need to contact us?

Indeed, we are a commercial business, and we understand the economics of our business very well. However, along with the responsibility to serve our shareholders comes the commitment to serve our communities in times of need. Let me assure you that our stations will be ready to play their important role when called upon to do so.

I have been searching for a word to describe 2002 as far as your company and the broadcast industry is concerned. "Challenging" sprung to mind, but that seemed like such an overused word. I looked up "challenging" in my thesaurus and found that it was a "demanding or stimulating situation" when used as a noun. It is, in fact, the best word to summarize 2002 because it was both demanding and stimulating from a business point of view.

Let me tell you about the environment that Saga faced in 2002. We learned to deal with an economy where consumers spent their money cautiously at first, then became increasing disciplined as the year progressed. About 72% of Saga's revenues are derived from our local markets, and the rest from national, political, trade and network advertising. This positions us well because our sellers can work directly with their clients/merchants to determine what type of advertising they need, when it should run, and what the copy approach should be to ensure results.

We are fortunate that Saga stations are perceived by their communities as market leaders. During times when media expenditures are closely scrutinized, there is a tendency not to buy as many stations deep in each market. Top-rated stations get the business, while sta-





tions in the lower tier suffer. Saga certainly benefits here. Our strong presence enables us to avoid rate reductions and package "bulk" sales. Our philosophy is to avoid reducing rates because stations have a difficult time rebuilding their rate structure once they have compromised it.

Saga is, therefore, able to grow, albeit marginally, as we experienced in 2002. Radio advertising, though recession-resistant, is nonetheless tied to the economy. Advertisers still spend, but perhaps not as much or as frequently.

Here now is a brief summary of our financial performance for 2002. Net income for the year was $14.0 million compared to $10.6 million in 2001 (proforma reflecting the adoption of FAS 142, the non-amortization of broadcast licenses and goodwill). Net revenue increased 10.4% to $114.8 million and broadcast cash flow increased 11.0% to $41.4 million. Free cash flow was $16.7 million, an increase of 33.2% over the $12.5 million reported for 2001.

We performed a complete analysis of our operational cost structure in 2001. We watched it carefully during 2002, and we continue to do so in 2003. We have never been guilty of over-consumption, but we do spend to reinforce our position in our respective markets and to maintain our facilities.



That leads into our recent acquisitions. We completed the purchase of WKVT AM/FM in Brattleboro, Vermont and WKNE AM/FM in Keene, New Hampshire in May 2002. We then added WKBK AM and WOQL FM to our new Keene cluster in July 2002. In December 2002, we signed a letter of intent to acquire WINQ FM, located in a community adjacent to Keene. The Brattleboro stations enhance our cluster in the Springfield, Northampton and Greenfield, Massachusetts market, while the Keene stations provide us with an adjunct market to our highly successful and profitable cluster in Manchester, New Hampshire.

In December 2002, we agreed to purchase an additional FM station in Columbus, Ohio, WODB FM. Columbus is a wonderful market for us. Our FM station, WSNY (Sunny95), has consistently been a rating and revenue leader in this market. Adding a second FM station allows us to leverage our sales strength for the benefit of advertisers and, of course, Saga.

We completed the purchase of three FM radio stations in northeast Arkansas in November 2002, serving the Jonesboro market. These stations, KDEZ, KJBX and KDXY, were locally owned – and the owners who served as the management team have agreed to stay in place and run these stations for Saga. These are excellent, highly-rated stations that already had a Saga mindset when we acquired them.

Last fall, we also entered into a Sub-Time Brokerage Agreement for radio station WOXL FM and a Time Brokerage Agreement for WISE AM in Asheville, North Carolina. We believe that our advice and counsel to the owners will help grow these properties, and that Saga can benefit from this relationship.

We also acquired WJOI FM and WJQY AM in Springfield, Tennessee to further enhance our cluster in the Clarksville/Hopkinsville market.

We are proud of the rating results that our stations achieve in markets with Arbitron surveys. In 11 of the 12 Saga markets with fall ratings, we have the #1 or #2 station in Adults 25-54. An impressive 83% of Saga's FM stations ranked first or second in their target demographics, while 80% of our FM stations either maintained or improved their rank in the Persons 12+ category.

Saga earned several distinctive honors in 2002. The Country Music Association named WIXY FM in Champaign, Illinois the "Small Market Country Music Station of the Year."

Meanwhile, WNOR FM in Norfolk, Virginia was selected by Friday Morning Quarterback, a respected industry trade publication, as "Rock Station of the Year." And in March 2002, Billboard Magazine honored WSNY FM in Columbus, Ohio with its "Station of the Year" award.

I like to spend a few paragraphs of each shareholder's letter bragging about the community support that your stations demonstrated during the past year. Here goes...

KGMI FM in Bellingham, Washington partnered with the Whatcom County Opportunity Council and a local dry cleaner to collect over 4,000 warm coats for needy children. In Manchester, New Hampshire, WZID FM's "Christmas is for Kids" auction raised over $60,000 – a new record – which bought presents for 1,700 New Hampshire children. In Spencer, Iowa, all three of our stations participated for the third straight year in sponsoring "Macaroni Mountain." Listeners were asked to donate pasta products to build a "mountain of macaroni," which was then donated to the local food pantry. Our stations helped collect over 1,500 pounds.

This is what broadcasting is all about! I would like to believe that there are people in each of our markets who listen to and watch Saga stations with thoughtful gazes, like that boy in the painting.

I must confess that I resemble that boy because I am still in awe of the magic of radio and TV. Though we take it for granted that words and pictures can fly through the air, it is as mystical to me now as it was the day I discovered radio. I treat our mediums with the same respect and admiration that I had when I first started working in radio as a teenager.


70
80 90 105
125
65
140
55
170

What we have put together at Saga is a group of committed broadcasters who are as proud of their craft as I am. In all areas – from programming to sales to engineering to administration – our people are true artisans. I firmly believe that Saga is blessed with having the best group of devoted broadcasters in the business.

As I do each year, let me extend an invitation to you, the owners of this company, to come and visit a Saga station. See for yourself how we put our pride and enthusiasm into action. This report includes a list of our market managers, and I know they would welcome a call from you. We like to show off our people and our stations.

On a final note, our crystal ball for 2003 is a little murky. There are too many variables in our country and economy. What I do know is that Saga will continue to adhere to our philosophy of slow, measured growth by acquiring broadcast properties at a price that allows us to pay for them and to grow them. This philosophy of being prudent and disciplined has served us well for the sixteen years that we have been a company.

I also know that we will continue to find ways to maximize our operations without affecting quality, and find new and different approaches to increase our sales. In our industry, the phrase is Non-Traditional Revenue – and Saga is a big proponent of this.

I truly appreciate your confidence and faith in what we do, and do very well. On behalf of the more than 1,000 broadcasters of Saga Communications, you deserve a very big THANK YOU for your support.

Edward K. Christian
Chairman, President/CEO



SELECTED FINANCIAL DATA

	Years ended December 31,				
	2002(1)(2)(3)	2001(1)(4)	2000(1)(5)	1999(1)(6)	1998(1)(7)
	(In thousands except per share amounts)				
OPERATING DATA:					
Net Operating Revenue	$114,782	$103,956	$101,746	$ 90,020	$ 75,871
Station Operating Expense (excluding depreciation, amortization, corporate general and administrative)	73,350	66,640	62,487	56,552	48,544
Station Operating Income (excluding depreciation, amortization, corporate general and administrative)	41,432	37,316	39,259	33,468	27,327
Depreciation and Amortization	6,533	10,110	9,019	8,022	6,420
Corporate General and Administrative	6,022	5,421	5,101	5,095	4,497
Operating Profit	28,877	21,785	25,139	20,351	16,410
Interest Expense	5,487	7,037	6,793	5,988	4,609
Net Income	$ 13,955	$ 8,565	$ 8,650	$ 8,552	$ 6,351
Basic Earnings Per Share	$ .68	$ .42	$ .42	$ .42	$ .32
Cash Dividends Declared Per Common Share	-	-	-	-	-
Weighted Average Common Shares	20,631	20,473	20,543	20,394	19,870
Diluted Earnings Per Share	$ .66	$ .41	$ .41	$ .41	$ .31
Weighted Average Common Shares and Common Equivalents	21,209	20,888	20,990	20,831	20,298

	December 31,				
	2002(1)(2)(3)	2001(1)(4)	2000(1)(5)	1999(1)(6)	1998(1)(7)
	(In thousands)				
BALANCE SHEET DATA:					
Working Capital	$ 5,517	$ 24,083	$ 20,793	$ 22,756	$ 15,255
Net Property and Equipment	60,161	55,169	47,672	44,455	35,564
Net Intangible and Other Assets	134,713	112,033	100,390	84,901	70,505
Total Assets	226,322	202,721	179,424	162,496	130,013
Long-term Debt Including Current Portion	105,228	105,501	94,641	85,774	70,906
Equity	93,059	75,062	65,618	59,102	44,723

(1) All periods presented include the weighted average shares and common equivalents related to certain stock options. In each of June 2002, December 1999 and June 1998 we consummated five-for-four splits of our Class A and Class B Common Stock. All share and per share information has been restated to reflect the retroactive equivalent changes in the weighted average shares.

(2) *Reflects the results of WKNE, WKBK and WKVT AM/FM, acquired in May 2002; WOQL and WZBK, acquired in July 2002;* KDEZ, KDXY, KJBX, WJOI and WJQY, acquired in November 2002 and the results of a time brokerage agreement for WOXL and WISE, which began in November 2002.

(3) Reflects the the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets," which resulted in our goodwill and broadcast licenses no longer being amortized.

(4) Reflects the results of WCVQ, WVVR, WZZP, WDXN and WJMR, acquired in February 2001; WHAI and WHMQ, acquired in April 2001; and KMIT and KUQL, acquired in July 2001.

(5) Reflects the results of KICD AM/FM and KLLT, acquired in January 2000; WKIO, acquired in July 2000; and WHMP and WLZX, acquired in August 2000.

(6) Reflects the results of KAFE and KPUG, acquired in January 1999; Michigan Farm Radio Network, acquired in January 1999; KAVU and KUNU, *acquired in April 1999 and the results of a local marketing agreement for KVCT which began in April 1999; KBAI, acquired in May 1999;* WXVT, acquired in July 1999.

(7) Reflects the results of Michigan Radio Network, acquired in March 1998; and KGMI and KISM, acquired in December 1998.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark one)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period for   to

Commission file number 1-11588

Saga Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	38-3042953 *(I.R.S. Employer Identification No.)*
73 Kercheval Avenue Grosse Pointe Farms, Michigan *(Address of principal executive offices)*	48236 *(Zip Code)*

Registrant's telephone number, including area code:
(313) 886-7070

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Rule 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). ☑

Aggregate market value of the Class A Common Stock and the Class B Common Stock (assuming conversion thereof into Class A Common Stock) held by nonaffiliates of the registrant, computed on the basis of $22.50 per share (the closing price of the Class A Common Stock on June 28, 2002 on the American Stock Exchange): $409,451,434.

The number of shares of the registrant's Class A Common Stock, $.01 par value, and Class B Common Stock, $.01 par value, outstanding as of March 11, 2003 was 18,498,822 and 2,360,370, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

1. Proxy Statement for the 2003 Annual Meeting of Stockholders (to be filed with the Securities and Exchange Commission on or before April 30, 2003) is incorporated by reference in Part III hereof.

PART I

Item 1. Business

We are a broadcast company primarily engaged in acquiring, developing and operating radio and television stations.

Recent Developments

Since January 1, 2002, we have entered into the following transactions regarding acquisitions and Time Brokerage Agreements ("TBAs") for stations serving the markets indicated. The following are included in our results of operations for the year ended December 31, 2002:

- On November 1, 2002, we acquired three FM radio stations (KDEZ-FM, KDXY-FM and KJBX-FM) serving the Jonesboro, Arkansas market for approximately $12,745,000, including approximately $2,245,000 of our Class A common stock.
- On November 1, 2002, we entered into a time brokerage agreement and a sub-time brokerage agreement for WISE-AM and WOXL-FM, respectively, serving the Asheville, North Carolina market.
- On November 1, 2002, we acquired an AM and FM radio station (WJQY-AM and WJOI-FM) serving the Springfield, Tennessee market for approximately $1,525,000.
- On July 1, 2002, we acquired an FM and AM radio station (WOQL-FM and WZBK-AM) serving the Keene, New Hampshire market, for approximately $2,740,000.
- On May 1, 2002, we acquired two FM and two AM radio stations (WKBK-AM, WKNE-FM and WKVT-AM/FM) serving the Keene, New Hampshire and Brattleboro, Vermont markets, respectively, for approximately $9,400,000.

In addition, the following transactions were either pending at December 31, 2002 or were entered into subsequent to that date:

- In November 2002 we entered into an agreement to acquire an FM radio station (WODB-FM) serving the Columbus, Ohio market for approximately $9,000,000 and the exchange of one of our AM radio stations (WVKO-AM) serving the Columbus, Ohio market. The transaction, which is subject to the approval of the Federal Communications Commission ("FCC"), is expected to close during the first half of 2003. We began operating this station under the terms of a TBA on January 1, 2003. We are also contemplating an agreement whereby we would forgo the exchange of WVKO-AM and would instead pay the seller an additional $1,000,000 for WODB-FM.
- On January 8, 2003 we entered into an agreement to acquire an FM radio station (WINQ-FM) in the Winchendon, Massachusetts market for approximately $400,000 plus an additional $500,000 if within five years of closing we obtain approval from the FCC for a city of license change. The radio station is owned by a company in which a member of our Board of Directors has a 26% beneficial ownership interest. The purchase price was determined on an arm's length basis. The transaction, which is subject to FCC approval, is expected to close during the second quarter 2003. We began operating this station under the terms of a TBA on February 1, 2003.
- On February 3, 2003 we entered into an agreement to sell an AM radio station (WLLM-AM) serving the Lincoln, Illinois market for approximately $275,000. The transaction, which is subject to FCC approval, is expected to close during the second quarter 2003.
- On March 7, 2003 we entered into an agreement of understanding with Surtsey Productions, Inc. ("Surtsey"), whereby we have guaranteed up to $1,250,000 of the debt incurred by Surtsey in closing on the acquisition of a construction permit for KFJX-TV station in Pittsburg, Kansas. In consideration for our guarantee, Surtsey has agreed to enter into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement

for the Sale of Commercial Time, Option Agreement and Broker Agreement. It is contemplated that such agreements will be executed on or before September 1, 2003. Under the FCC's ownership rules, we are prohibited from owning or having an attributable or cognizable interest in this station. Surtsey is a company that is 100% owned by the daughter of Edward K. Christian.

- On March 11, 2003 we acquired an AM radio station (WWIT-AM) serving the Asheville, North Carolina market for approximately $311,000. Since we closed on this transaction after obtaining the initial grant for the license from the FCC, the grant is still subject to the FCC issuing its final order.

For additional information with respect to these acquisitions, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.

Business

As of March 11, 2003 we owned and/or operated four television stations and three low-power television stations serving three markets; three state radio networks; and forty-five FM and twenty-six AM radio stations serving twenty markets, including Columbus, Ohio; Norfolk, Virginia; and Milwaukee, Wisconsin.

The following table sets forth information about our television stations and the markets they serve as of March 11, 2003:

Station	Market(a)	2002 Market Ranking by Number of TV Households(b)	Station Affiliate	Fall 2002 Station Ranking (by # of viewers) (b)
KOAM	Joplin, MO — Pittsburg, KS	145	CBS	1
WXVT	Greenwood — Greenville, MS	182	CBS	2
KAVU	Victoria, TX	204	ABC	1
KVCT (c)	Victoria, TX	204	FOX	2
KUNU-LP	Victoria, TX	204	Univision	3
KVTX-LP	Victoria, TX	204	Telemundo	N/A
KXTS-LP	Victoria, TX	204	NBC	4(d)

(a) Actual city of license may differ from metro market actually served.

(b) Derived from Investing in Television Market Report 2002, based on A.C. Nielson ratings and data.

(c) Station operated under the terms of a TBA.

(d) Tied for position.

N/A Information is currently unavailable.

The following table sets forth information about our radio stations and the markets they serve as of March 11, 2003:

Station	Market(a)	2002 Market Ranking by Radio Revenue(b)	Station Format	Fall 2002 Target Demographics Ranking (by listeners) (c)	Target Demographics
FM:					
WSNY	Columbus, OH	29	Adult Contemporary	1	Women 25-54
WODB	Columbus, OH	29	Oldies	4(e)	Adults 45-64
WKLH	Milwaukee, WI	35	Classic Hits	1	Men 35-49
WLZR	Milwaukee, WI	35	Album Oriented Rock	1	Men 18-34
WJMR-FM	Milwaukee, WI	35	Urban Adult Contemporary	5	Women 25-49

Station	Market(a)	2002 Market Ranking by Radio Revenue(b)	Station Format	Fall 2002 Target Demographics Ranking (by listeners) (c)	Target Demographics
WFMR	Milwaukee, WI	35	Classical	7	Adults 45+
WNOR	Norfolk, VA	41	Album Oriented Rock	1	Men 18-34
WAFX	Norfolk, VA	41	Classic Hits	3	Men 35-49
KSTZ	Des Moines, IA	75	Hot Adult Contemporary	1	Women 25-44
KIOA	Des Moines, IA	75	Oldies	2	Adults 45-64
KAZR	Des Moines, IA	75	Album Oriented Rock	1	Men 18-34
KLTI	Des Moines, IA	75	Soft Adult Contemporary	2	Women 35-54
WZID	Manchester, NH	104	Adult Contemporary	1	Adults 25-54
WQLL	Manchester, NH	104	Oldies	2	Adults 45-64
WAQY	Springfield, MA	109	Classic Rock	1	Men 25-49
WLZX	Springfield, MA	109	Active Rock	4	Men 18-34
WHAI	Greenfield, MA	N/A	Adult Contemporary	1	Women 18+
WMGX	Portland, ME	124	Adult Contemporary	1(e)	Women 25-54
WYNZ	Portland, ME	124	Oldies	1	Adults 45-64
WPOR........	Portland, ME	124	Country	2	Adults 35+
WLRW	Champaign, IL	148	Hot Adult Contemporary	1	Women 18-34
WIXY	Champaign, IL	148	Country	1(e)	Adults 25-54
WKIO	Champaign, IL	148	Oldies	1(e)	Adults 45-64
WYMG	Springfield, IL	165	Classic Hits	N/S	Men 25-54
WQQL	Springfield, IL	165	Oldies	N/S	Adults 45-64
WDBR	Springfield, IL	165	Contemporary Hits	N/S	Women 18-34
WMHX.......	Springfield, IL	165	Adult Contemporary	N/S	Adults 25-54
WOXL	Asheville, NC	167	Oldies	2	Adults 35-64
WNAX	Sioux City, IA	204	Country	N/S	Adults 35+
KDEZ	Jonesboro, AR	243	Album Oriented Rock	3	Men 25-54
KDXY........	Jonesboro, AR	243	Country	2	Adults 25-54
KJBX	Jonesboro, AR	243	Adult Contemporary	4(e)	Women 25-54
WCVQ	Clarksville-Hopkinsville, TN-KY	263	Hot Adult Contemporary	1	Women 25-54
WVVR	Clarksville-Hopkinsville, TN-KY	263	Country	2(e)	Adults 25-54
WZZP........	Clarksville-Hopkinsville, TN-KY	263	Active Rock	1	Men 18-34
WJOI	Springfield, TN	N/A	Contemporary Christian	N/R	Adults 18+
KISM	Bellingham, WA	N/A	Rock	N/R	Men 25-49
KAFE	Bellingham, WA	N/A	Adult Contemporary	N/R	Women 25-54
KICD	Spencer, IA	N/A	Country	N/R	Adults 35+
KLLT	Spencer, IA	N/A	Adult Contemporary	N/R	Adults 25-54
KMIT	Mitchell, SD	N/A	Country	N/R	Adults 35+
KUQL........	Mitchell, SD	N/A	Oldies	N/R	Adults 45-64
WKVT	Brattleboro, VT	N/A	Classic Rock	N/R	Men 25-49
WKNE	Keene, NH	N/A	Hot Adult Contemporary	N/R	Women 25-54
WOQL	Keene, NH	N/A	Oldies	N/R	Adults 45-64

Station	Market(a)	2002 Market Ranking by Radio Revenue(b)	Station Format	Fall 2002 Target Demographics Ranking (by listeners) (c)	Target Demographics
AM:					
WVKO	Columbus, OH	29	Gospel	N/A	Adults 35+
WJYI	Milwaukee, WI	35	Contemporary Christian	N/A	Adults 18+
WJOI	Norfolk, VA	41	Nostalgia	N/A	Adults 45+
KRNT	Des Moines, IA	75	Nostalgia/Sports	4(e)	Adults 45+
KPSZ	Des Moines, IA	75	Contemporary Christian	N/A	Adults 18+
WFEA	Manchester, NH	104	Nostalgia	3	Adults 45+
WHMP	Springfield, MA	109	News/Talk	11(d)	Adults 35+
WHNP	Springfield, MA	109	News/Talk	11(d)	Adults 35+
WHMQ	Greenfield, MA	N/A	News/Talk	11(d)	Adults 35+
WGAN	Portland, ME	124	News/Talk	1	Adults 35+
WZAN	Portland, ME	124	News/Talk	2	Men 35-54
WBAE	Portland, ME	124	Nostalgia	N/A	Adults 35+
WTAX	Springfield, IL	165	News/Talk	N/S	Adults 35+
WLLM	Springfield, IL	165	Adult Standards	N/S	Adults 45+
WISE	Asheville, NC	167	News/Talk	8(e)	Adults 35+
WNAX	Yankton, SD	204	News/Talk	N/S	Adults 35+
WDXN	Clarksville-Hopkinsville, TN-KY	263	Contemporary Christian	N/A	Adults 18+
WJMR-AM	Clarksville-Hopkinsville, TN-KY	263	Urban Adult Contemporary	8(e)	Women 35-54
WJQY	Springfield, TN	N/A	Contemporary Christian	N/R	Adults 18+
KGMI	Bellingham, WA	N/A	News/Talk	N/R	Adults 35+
KPUG	Bellingham, WA	N/A	Sports/Talk	N/R	Men 18+
KBAI	Bellingham, WA	N/A	Adult Standards	N/R	Adults 45+
KICD	Spencer, IA	N/A	News/Talk	N/R	Adults 35+
WKVT	Brattleboro, VT	N/A	News/Talk	N/R	Adults 35+
WKBK	Keene, NH	N/A	News/Talk	N/R	Adults 35+
WZBK	Keene, NH	N/A	News/Talk	N/R	Men 35-54

(a) Actual city of license may differ from metro market actually served.

(b) Derived from Investing in Radio 2002 Market Report.

(c) Information derived from most recent available Arbitron Radio Market Report.

(d) Since stations are simulcast, ranking information pertains to the combined stations.

(e) Tied for position.

N/A Information is currently not available.

N/R Station does not appear in Arbitron Radio Market Report.

N/S Station is a non-subscriber to the Arbitron Radio Market Report.

Strategy

Our strategy is to operate top billing radio and television stations in mid-sized markets. We prefer to operate in mid-sized markets, which we define as markets ranked from 20 to 200 out of the markets summarized by Investing in Radio Market Report and Investing in Television Market Report. As of

March 11, 2003, we owned and/or operated at least one of the top three billing stations in each of our radio and television markets for which independent data exists.

Based on the most recent information available, 16 of our 31 FM radio and 1 of our 15 AM radio stations that subscribe to independent ratings services were ranked number one (by number of listeners), and 2 of our 7 television stations were ranked number one (by number of viewers), in their target demographic markets. Programming and marketing are key components in our strategy to achieve top ratings in both our radio and television operations. In many of our markets, the three or four most highly rated stations (radio and/or television) receive a disproportionately high share of the market's advertising revenues. As a result, a station's revenue is dependent upon its ability to maximize its number of listeners/viewers within an advertiser's given demographic parameters. In certain cases we use attributes other than specific market listener data for sales activities. In those markets where sufficient alternative data is available, we do not subscribe to an independent listener rating service.

Our radio stations employ a variety of programming formats, including Classic Hits, Adult Contemporary, Album Oriented Rock, News/Talk, Country and Classical. We regularly perform extensive market research, including music evaluations, focus groups and strategic vulnerability studies. Our stations also employ audience promotions to further develop and secure a loyal following.

Our television stations are comprised of two CBS affiliates, one ABC affiliate, one Fox affiliate, one Univision affiliate, one NBC affiliate and one Telemundo affiliate. In addition to securing network programming, we also carefully select available syndicated programming to maximize viewership. We also develop local programming, including a strong local news franchise.

In operating our stations, we concentrate on the development of strong decentralized local management, which is responsible for the day-to-day operations of the station. We compensate local management based on the station's financial performance, as well as other performance factors that are deemed to effect the long-term ability of the stations to achieve financial performance objectives. Corporate management is responsible for long-range planning, establishing policies and procedures, resource allocation and monitoring the activities of the stations.

We actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. Under the Telecommunications Act of 1996 (the "Telecommunications Act"), a company is now permitted to own as many as 8 radio stations in a single market. See "Federal Regulation of Radio and Television Broadcasting". The Telecommunications Act also eliminated the limitations on the total number of radio stations one organization can own. We seek to acquire reasonably priced broadcast properties with significant growth potential that are located in markets with well-established and relatively stable economies. We often focus on local economies supported by a strong presence of state or federal government or one or more major universities. Future acquisitions will be subject to the availability of financing and compliance with the Communications Act of 1934 (the "Communications Act") and Federal Communications Commission ("FCC") rules. Although we review acquisition opportunities on an ongoing basis, we have no other present understandings, agreements or arrangements to acquire or sell any radio or television stations, other than those discussed.

Advertising Sales

Virtually all of our revenue is generated from the sale of advertising for broadcast on our stations. Depending on the format of a particular radio station, there are a predetermined number of advertisements broadcast each hour. The number of advertisements broadcast on our television stations may be limited by certain network affiliation and syndication agreements and, with respect to children's programs, federal regulation. We determine the number of advertisements broadcast hourly that can maximize a station's available revenue dollars without jeopardizing listening/viewing levels. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of the day, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. Any change in our revenue, with the exception of those instances where stations are acquired or sold, is generally the result of pricing adjustments which are made to ensure that the station efficiently utilizes available inventory.

Advertising rates charged by radio and television stations are based primarily on a station's ability to attract audiences in the demographic groups targeted by advertisers; the number of stations in the market competing for the same demographic group; the supply of and demand for radio and television advertising time; and other qualitative factors, including rates charged by competing radio and television stations within a given market. Radio rates are generally highest during morning and afternoon drive-time hours, while television advertising rates are generally higher during prime time evening viewing periods. Most advertising contracts are short-term, generally running for only a few weeks. This allows broadcasters the ability to modify advertising rates as dictated by changes in station ownership within a market, changes in listener/viewer ratings and changes in the business climate within a particular market.

Approximately 80% of our gross revenue in fiscal 2002 (81% in fiscal 2001) was generated from the sale of local advertising. Additional revenue is generated from the sale of national advertising, network compensation payments, barter and other miscellaneous transactions. In all our markets, we attempt to maintain a local sales force that is generally larger than our competitors. The principal goal in our sales efforts is to develop long-standing customer relationships through frequent direct contacts, which we believe represents a competitive advantage. We also typically provide incentives to our sales staff to seek out new opportunities resulting in the establishment of new client relationships, as well as new sources of revenue, not directly associated with the sale of broadcast time.

Each of our stations also engage national independent sales representatives to assist us in obtaining national advertising revenues. These representatives obtain advertising through national advertising agencies and receive a commission from us based on our net revenue from the advertising obtained. Total gross revenue resulting from national advertising in fiscal 2002 was approximately $25,111,000 or 19.6% of our gross revenue (approximately $21,678,000 or 18.7% in fiscal 2001).

Competition

Both radio and television broadcasting are highly competitive businesses. Our stations compete for listeners/viewers and advertising revenues directly with other radio and/or television stations, as well as other media, within their markets. Our radio and television stations compete for listeners/viewers primarily on the basis of program content and by employing on-air talent which appeals to a particular demographic group. By building a strong listener/viewer base comprised of a specific demographic group in each of its markets, we are able to attract advertisers seeking to reach these listeners/viewers.

Other media, including broadcast television and/or radio (as applicable), cable television, newspapers, magazines, direct mail, the internet, coupons and billboard advertising, also compete with us for advertising revenues.

The radio and television broadcasting industries are also subject to competition from new media technologies that may be developed or introduced, such as the delivery of audio programming by cable television systems, direct reception from satellites, and streaming of audio on the internet. We cannot predict what effect, if any, any of these new technologies may have on us or the broadcasting industry.

Employees

As of December 31, 2002, we had approximately 789 full-time employees and 337 part-time employees, none of whom are represented by unions. We believe that our relations with our employees are good.

We employ several high-profile personalities with large loyal audiences in their respective markets. We have entered into employment and non-competition agreements with our President and with most of our on-air personalities, as well as non-competition agreements with our commissioned sales representatives.

Available Information

You can find more information about us at our Internet website located at www.sagacommunications.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with the SEC.

Federal Regulation of Radio and Television Broadcasting

Introduction. The ownership, operation and sale of radio and television stations, including those licensed to us, are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act. For additional information on the impact of FCC regulations and the introduction of new technologies on our operations, see "Forward Looking Statements; Risk Factors" below.

The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

License Renewal. Radio and television broadcasting licenses are granted for maximum terms of eight years, and are subject to renewal upon application to the FCC. Under its "two-step" renewal process, the FCC must grant a renewal application if it finds that during the preceding term the licensee has served the public interest, convenience and necessity, and there have been no serious violations of the Communications Act or the FCC's rules which, taken together, would constitute a pattern of abuse. If a renewal applicant fails to meet these standards, the FCC may either deny its application or grant the application on such terms and conditions as are appropriate, including renewal for less than the full 8-year term. In making the determination of whether to renew the license, the FCC may not consider whether the public interest would be served by the grant of a license to a person other than the renewal applicant. If the FCC, after notice and opportunity for a hearing, finds that the licensee has failed to meet the requirements for renewal and no mitigating factors justify the imposition of lesser sanctions, the FCC may issue an order denying the renewal application, and only thereafter may the FCC accept applications for a construction permit specifying the broadcasting facilities of the former licensee. Petitions may be filed to deny the renewal applications of our stations, but any such petitions must raise issues that would cause the FCC to deny a renewal application under the standards adopted in the "two-step" renewal process. Under the Communications Act, if a broadcast station fails to transmit signals for any consecutive 12-month period, the FCC license expires at the end of that period.

The following table sets forth the market and broadcast power of each of our broadcast stations (or pending acquisitions) and the date on which each such station's FCC license expires:

Station	Market(1)	Power (Watts)(2)	Expiration Date of FCC Authorization
FM:			
WSNY	Columbus, OH	50,000	October 1, 2004
WODB(10)	Columbus, OH	6,000	October 1, 2004
WKLH	Milwaukee, WI	50,000	December 1, 2004
WLZR	Milwaukee, WI	50,000	December 1, 2004
WFMR	Milwaukee, WI	6,000	December 1, 2004
WJMR	Milwaukee, WI	6,000	December 1, 2004
WNOR	Norfolk, VA	50,000	October 1, 2003
WAFX	Norfolk, VA	100,000	October 1, 2003
KSTZ	Des Moines, IA	100,000	February 1, 2005
KIOA	Des Moines, IA	100,000	February 1, 2005
KAZR	Des Moines, IA	100,000	February 1, 2005
KLTI	Des Moines, IA	100,000	February 1, 2005
WMGX	Portland, ME	50,000	April 1, 2006
WYNZ	Portland, ME	25,000	April 1, 2006
WPOR	Portland, ME	50,000	April 1, 2006
WLZX	Northampton, MA	6,000	April 1, 2006
WAQY	Springfield, MA	50,000	April 1, 2006
WZID	Manchester, NH	50,000	April 1, 2006
WQLL	Manchester, NH	6,000	April 1, 2006
WYMG	Springfield, IL	50,000	December 1, 2004
WQQL	Springfield, IL	50,000	December 1, 2004
WDBR	Springfield, IL	50,000	December 1, 2004
WMHX	Lincoln, IL	25,000	December 1, 2004
WLRW	Champaign, IL	50,000	December 1, 2004
WIXY	Champaign, IL	25,000	December 1, 2004
WKIO	Urbana, IL	25,000	December 1, 2004
WNAX	Yankton, SD	100,000	April 1, 2005
KISM	Bellingham, WA	100,000	February 1, 2006
KAFE	Bellingham, WA	100,000	February 1, 2006
KICD	Spencer, IA	100,000	February 1, 2005
KLLT	Spencer, IA	25,000	February 1, 2005
WCVQ	Fort Campbell, KY	100,000	August 1, 2004
WZZP	Hopkinsville, KY	6,000	August 1, 2004
WVVR	Hopkinsville, KY	100,000	August 1, 2004
KMIT	Mitchell, SD	100,000	April 1, 2005
KUQL	Wessington Springs, SD	100,000	April 1, 2005
WHAI	Greenfield, MA	6,000	April 1, 2006
WKNE	Keene, NH	50,000	April 1, 2006
WKVT	Brattleboro, VT	6,000	April 1, 2006
WOXL(8)	Asheville, NC	25,000	December 1, 2003

Station	Market(1)	Power (Watts)(2)	Expiration Date of FCC Authorization
WINQ(6)(9)	Winchendon, MA	3,000	April 1, 2006
WOQL	Winchester, NH	6,000	April 1, 2006
WJOI	Springfield, TN	6,000	August 1, 2004
KDEZ................	Jonesboro, AR	50,000	June 1, 2004
KDXY	Jonesboro, AR	25,000	June 1, 2004
KJBX	Jonesboro, AR	6,000	June 1, 2004
AM:			
WVKO(7)(11)	Columbus, OH	1,000	October 1, 2004
WJYI	Milwaukee, WI	1,000	December 1, 2004
WJOI	Norfolk, VA	1,000	October 1, 2003
KRNT	Des Moines, IA	5,000	February 1, 2005
KPSZ	Des Moines, IA	10,000	February 1, 2005
WGAN...............	Portland, ME	5,000	April 1, 2006
WZAN...............	Portland, ME	5,000	April 1, 2006
WBAE	Portland, ME	1,000	April 1, 2006
WHNP...............	Springfield, MA	2,500(5)	April 1, 2006
WHMP...............	Northampton, MA	1,000	April 1, 2006
WFEA	Manchester, NH	5,000	April 1, 2006
WTAX	Springfield, IL	1,000	December 1, 2004
WLLM(7)	Lincoln, IL	1,000(5)	December 1, 2004
WNAX...............	Yankton, SD	5,000	April 1, 2005
KGMI	Bellingham, WA	5,000	February 1, 2006
KPUG	Bellingham, WA	10,000	February 1, 2006
KBAI	Bellingham, WA	1,000(5)	February 1, 2006
KICD	Spencer, IA	1,000	February 1, 2005
WJMR(AM)..........	Fort Campbell, KY	1,000(5)	August 1, 2004
WDXN...............	Clarksville, TN	1,000(5)	August 1, 2004
WHMQ	Greenfield, MA	3,000	April 1, 2006
WKBK	Keene, NH	5,000	April 1, 2006
WKVT	Brattleboro, VT	1,000	April 1, 2006
WISE(8)	Asheville, NC	5,000(5)	December 1, 2003
WOXL(AM)(8)	Asheville, NC	5,000(5)	December 1, 2003
WJQY	Springfield, TN	1,000(5)	August 1, 2004
WZBK	Keene, NH	1,000(5)	April 1, 2006
TV/Channel:			
KOAM (Ch 7)	Joplin, MO/Pittsburg, KS	316,000(vis), 61,600(aur)	June 1, 2006
KAVU (Ch 25)	Victoria, TX	2,140,000(vis), 214,000(aur)	August 1, 2006
KVCT(3) (Ch 19)	Victoria, TX	155,000(vis), 15,500(aur)	August 1, 2006
KUNU-LP(4) (Ch 21) ..	Victoria, TX	1,000(vis)	August 1, 2006
KVTX-LP(4) (Ch 45) ..	Victoria, TX	1,000(vis)	August 1, 2006
KXTS-LP(4) (Ch 41) ..	Victoria, TX	1,000(vis)	August 1, 2006
WXVT (Ch 15)	Greenville, MS	2,746,000(vis), 549,000(aur)	June 1, 2005

(1) Some stations are licensed to a different community located within the market that they serve.

(2) Some stations are licensed to operate with a combination of effective radiated power ("ERP") and antenna height, which may be different from, but provide equivalent coverage to, the power shown. The ERP of television stations is expressed in terms of visual ("vis") and aural ("aur") components. WOXL, WISE, WVKO (AM), KPSZ (AM), KPUG (AM), KGMI (AM), and KBAI (AM) operate with lower power at night than the power shown.

(3) We program this station pursuant to a TBA with the licensee of KVCT, Surtsey Productions, Inc. See note 11 of the Consolidated Financial Statements for additional information on our relationship with Surtsey Productions, Inc.

(4) KUNU-LP, KXTS-LP and KVTX-LP are "low power" television stations that operate as "secondary" stations (i.e., if they conflict with the operations of a "full power" television station, the low power stations must change their facilities or terminate operations).

(5) Operates daytime only or with greatly reduced power at night.

(6) Pending Acquisition.

(7) Pending Divestiture.

(8) We program this station pursuant to a TBA with Ashville Radio Partners, LLC.

(9) We program this station pursuant to a TBA with Ashville Radio Partners, LLC.

(10) We program this station pursuant to a TBA with Aritaur Communications, Inc.

(11) We program this station pursuant to a TBA with Associated Radio, Inc.

(12) This station is being programmed pursuant to a TBA with Associated Radio, Inc.

Ownership Matters. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with the Communications Act's limitations on alien ownership; compliance with various rules limiting common ownership of broadcast, cable and newspaper properties; and the "character" and other qualifications of the licensee and those persons holding "attributable or cognizable" interests therein.

Under the Communications Act, broadcast licenses may not be granted to any corporation having more than one-fifth of its issued and outstanding capital stock owned or voted by aliens (including non-U.S. corporations), foreign governments or their representatives (collectively, "Aliens"). The Communications Act also prohibits a corporation, without FCC waiver, from holding a broadcast license if that corporation is controlled, directly or indirectly, by another corporation in which more than 25% of the issued and outstanding capital stock is owned or voted by Aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. Since we serve as a holding company for our various radio station subsidiaries, we cannot have more than 25% of our stock owned or voted by Aliens.

The Communications Act and FCC rules also generally prohibit or restrict the common ownership, operation or control of a radio broadcast station and a television broadcast station serving the same geographic market. The FCC's rules permit the ownership of up to two television stations by the same entity if (a) at least eight independently owned and operated full-power commercial and noncommercial TV stations would remain in the Designated Market Area ("DMA") in which the communities of license of the TV stations in question are located, and (b) the two merging stations are not both among the top four-ranked stations in the market as measured by audience share. The FCC established criteria for obtaining a waiver of the rules to permit the ownership of two television stations in the same DMA that would not otherwise comply with the FCC's rules. Under certain circumstances, a television station may merge with a "failed" or "failing" station or an "unbuilt" station if strict criteria are satisfied. Additionally, the FCC now permits a party to own up to two television stations (if permitted under the modified TV duopoly rule) and up to six radio stations (if permitted under the local radio ownership rules), or one television station and up to seven radio stations, in any market where at least 20 independently owned media voices remain in the market after the combination is effected ("Qualifying Market"). The FCC will permit the common ownership of up to two television stations and four radio stations in any market where at least 10 independently owned media voices remain after the combination is effected. The FCC will permit the common ownership of up to two television stations and one radio station notwithstanding the number of voices in the market. The FCC also adopted rules that make television time brokerage agreements or TBA's count as if the brokered station were owned by the brokering station in making a determination of compliance with the FCC's multiple ownership rules. TBA's entered into before November 5, 1996, are grandfathered until 2004. As a result of the FCC's rules, we would not be permitted to acquire a television broadcast station (other than low power television) in a non-Qualifying Market in which we now own any television properties. The FCC revised its rules to permit a television station to affiliate with two or more major networks of television broadcast stations under certain conditions. (Major existing networks are still subject to the FCC's dual network ban).

We are permitted to own an unlimited number of radio stations on a nationwide basis (subject to the local ownership restrictions described below). We are permitted to own an unlimited number of television stations on a nationwide basis so long as the ownership of the stations would not result in an aggregate national audience reach (i.e., the total number of television households in the Arbitron Area of Dominant Influence ("ADI") markets in which the relevant stations are located divided by the total national television households as measured by ADI data at the time of a grant, transfer or assignment of a license) of 35%. This so-called "national television station ownership rule" was appealed to the court, and on February 21, 2002, the United States Court of Appeals for the District of Columbia Circuit remanded the rule to the FCC for further consideration and vacated outright a related rule that prohibited a cable television system from carrying the signal of any television station it owned in the same local market. On September 23, 2002, the FCC released a "notice of proposed rule making" that initiated a comprehensive review of the FCC's multiple ownership rules for both television and radio. The proceeding is ongoing and we cannot predict what action, if any, the FCC may take to modify its rules.

Under the Communications Act, we are permitted to own radio stations (without regard to the audience shares of the stations) based upon the number of radio stations in the relevant radio market as follows:

Number of Stations In Radio Market	Number of Stations We Can Own
14 or Fewer	Total of 5 stations, not more than 3 in the same service (AM or FM) except the Company cannot own more than 50% of the stations in the market.
15-29	Total of 6 stations, not more than 4 in the same service (AM or FM).
30-44	Total of 7 stations, not more than 4 in the same service (AM or FM).
45 or More	Total of 8 stations, not more than 5 in the same service (AM or FM).

The FCC has increased its scrutiny of some proposed acquisitions and mergers on antitrust grounds and has initiated a policy of placing a "flag" soliciting public comment on concentration of control issues based on advertising revenue shares or other criteria, on the public notice announcing the acceptance of assignment and transfer applications. The FCC has flagged proposed transactions that would result in one entity controlling 50% or more of the advertising revenues in the relevant Arbitron radio market or two entities controlling 70% or more of the advertising revenues in the radio market. The FCC uses revenue data supplied by BIA Research, Inc. ("BIA"). While the FCC reviews is multiple ownership rules as noted above, the FCC will continue to "flag" applications that in its view raise competitive concerns. In making its competitive analysis of flagged applications, the FCC will examine (1) product market definition, (2) geographic definition, (3) market participants, (4) market shares and concentration, (5) barriers to entry, (6) potential adverse competitive effects, and (7) efficiencies and other public interest benefits. As a result of these new policies, we may not be permitted to acquire additional radio stations in markets where we own stations that earn 50% or more of the revenues in that market as reported by BIA or where we and another broadcast company garner 70% or more of the revenues in the market. We cannot predict whether the FCC will adopt rules that would restrict our ability to acquire additional stations.

New rules to be promulgated under the Communications Act may permit us to own, operate, control or have a cognizable interest in additional radio broadcast stations if the FCC determines that such ownership, operation, control or cognizable interest will result in an increase in the number of radio stations in operation. No firm date has been established for initiation of this rule-making proceeding.

In February 2002, the FCC issued a Second Further Notice of Proposed Rule Making wherein it sought comment on the procedures it should use to license "non-reserved" broadcast channels (i.e., those FM channels not specifically reserved for noncommercial use) in which both commercial and noncommercial educational ("NCE") entities have an interest. The FCC suggested several options for treating the exempt entities. The first option would be simply to hold NCE entities ineligible for licenses for non-reserved channels. The second option would be to permit NCE entities the opportunity to acquire licenses for non-reserved channels when there is no conflict with commercial entities. The third option would be to provide NCE entities the opportunity to reserve additional channels in the Table of Allotments through reservation criteria that are more relaxed than the current criteria. If the FCC were to adopt the third option, our ability to apply for new radio authorizations could be limited where an NCE entity expressed interest in the use of the new channel. The FCC has not yet released a decision in this proceeding.

The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 20% or more of such stock in the case of certain passive investors that are holding stock for investment purposes only) are generally attributable, as are positions of an officer or director of a corporate parent of a broadcast licensee. Currently, three of our officers and directors have an attributable interest or interests in companies applying for or licensed to operate broadcast stations other than us.

On January 19, 2001, the FCC revised its ownership attribution rules to (a) apply to limited liability companies and registered limited liability partnerships the same attribution rules that the FCC applies to limited partnerships; and (b) create a new equity/debt plus ("EDP") rule that attributes the other media interests of an otherwise passive investor if the investor is (1) a "major-market program supplier" that supplies over 15% of a station's total weekly broadcast programming hours, or (2) a same-market media entity subject to the FCC's multiple ownership rules (including broadcasters, cable operators and newspapers) so that its interest in a licensee or other media entity in that market will be attributed if that interest, aggregating both debt and equity holdings, exceeds 33% of the total asset value (equity plus debt) of the licensee or media entity. We could be prohibited from acquiring a financial interest in stations in markets where application of the EDP rule would result in us having an attributable interest in the stations. In reconsidering its rules, the FCC also eliminated the "single majority shareholder exemption" which provides that minority voting shares in a corporation where one shareholder controls a majority of the voting stock are not attributable; however, in December 2001 the FCC "suspended" the elimination of this exemption until the FCC resolved issues concerning cable television ownership.

In addition to the FCC's multiple ownership rules, the Antitrust Division of the United States Department of Justice and the Federal Trade Commission have the authority to examine proposed transactions for compliance with antitrust statutes and guidelines. The Antitrust Division has become more active recently in reviewing proposed acquisitions. It has issued "civil investigative demands" and obtained consent decrees requiring the divestiture of stations in a particular market based on antitrust concerns.

Programming and Operation. The Communications Act requires broadcasters to serve the "public interest". Licensees are required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identification, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. The FCC now requires the owners of antenna supporting structures (towers) to register them with the FCC. As an owner of such towers, we are subject to the registration requirements. The Children's Television Act of 1990 and the FCC's rules promulgated thereunder require television broadcasters to limit the amount of commercial matter which may be aired in children's programming to 10.5 minutes per hour on weekends and 12 minutes per hour on weekdays. The Children's Television Act and the FCC's rules also require each television licensee to serve, over the term of its license, the educational and informational needs of children through the licensee's programming (and to present at least three hours per week of "core" educational programming specifically designed to serve such needs). Licensees are required to publicize the availability of this programming and to file annually a report with the FCC on these programs and related matters. On January 1, 1998, a new FCC rule became effective which requires television stations to provide closed captioning for certain video programming according to a schedule that gradually increases the amount of video programming that must be provided with captions.

Equal Employment Opportunity Rules. On March 10, 2003, new equal employment opportunity (EEO) rules and policies for broadcasters went into effect. The rules prohibit discrimination by broadcasters and multichannel video programming distributors. They also require broadcasters to provide notice of job vacancies and to undertake additional outreach measures, such as job fairs and scholarship programs. The rules mandate a "three prong" outreach program; i.e., Prong 1: widely disseminate information concerning each full-time (30 hours or more) job vacancy, except for vacancies filled in exigent circumstances; Prong 2: provide notice of each full-time job vacancy to recruitment organizations that have requested such notice; and Prong 3: complete two (for broadcast employment units with five to ten full-time employees or that are located in smaller markets) or four (for employment units with more than ten full-time employees located in larger markets) longer-term recruitment initiatives within a two-year period. These include, for example, job fairs, scholarship and internship programs, and other community events designed to inform the public as to employment opportunities in broadcasting. The rules mandate extensive record keeping and reporting requirements. The EEO rules will be enforced through review at renewal time, at mid-term for larger broadcasters, and through random audits and targeted investigations resulting from information received as to possible violations. The FCC has not yet decided on whether and how to apply the EEO rule to part-time positions.

Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short" (less than the full eight-year) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

Time Brokerage Agreements. As is common in the industry, we have entered into what have commonly been referred to as Time Brokerage Agreements, or "TBA's". While these agreements may take varying forms, under a typical TBA, separately owned and licensed radio or television stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately-owned stations agree to function cooperatively in terms of programming, advertising sales, and other matters, subject to the licensee of each station maintaining independent control over the programming and station operations of its own station. One typical type of TBA is a programming agreement between two separately-owned radio or television stations serving a common service area, whereby the licensee of one station purchases substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. Such arrangements are an extension of the concept of time brokerage agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities which purchase the blocks of time and which sell their own commercial advertising announcements during the time periods in question.

In the past, the FCC has determined that issues of joint advertising sales should be left to antitrust enforcement. Furthermore, the staff of the FCC's Mass Media Bureau has held that such agreements are not contrary to the Communications Act provided that the licensee of the station from which time is being purchased by another entity maintains complete responsibility for and control over operations of its station and assures compliance with applicable FCC rules and policies. The FCC adopted rules that permit, under certain circumstances, the ownership of two or more television stations in a Qualifying Market and requires the termination of certain non-complying existing television TBA's. We currently have a television TBA in the Victoria, Texas market with Surtsey. Even though the Victoria market is not a Qualifying Market such that the duopoly would otherwise be permissible, we believe that the TBA is "grandfathered" under the FCC's rules and need not be terminated earlier than 2004. See "Ownership Matters" above.

The FCC's rules provide that a station purchasing (brokering) time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, under the rules, a broadcast station will not be permitted to enter into a time brokerage agreement giving it the right to purchase more than 15% of the broadcast time, on a weekly basis, of another local station that it could not own under the local ownership rules of the FCC's multiple ownership rules. The FCC's rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) whether it owns the stations or through a TBA arrangement, where the brokered and brokering stations serve substantially the same geographic area.

On March 7, 2003 we entered into an agreement of understanding with Surtsey, whereby we have guaranteed up to $1,250,000 of the debt incurred by Surtsey in closing on the acquisition of a construction permit for KFJX-TV station in Pittsburg, Kansas. In consideration for our guarantee, Surtsey has agreed to enter into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement. It is contemplated that such agreements will be executed on or before September 1, 2003. Under the FCC's ownership rules, we are prohibited from owning or having an attributable or cognizable interest in this station.

Other FCC Requirements

The "V-Chip." The FCC adopted methodology that will be used to send program ratings information to consumer TV receivers (implementation of "V-Chip" legislation contained in the Communications Act). The FCC also adopted the TV Parental Guidelines, developed by the Industry Ratings Implementation Group, which apply to all broadcast television programming except for news and sports. As a part of the legislation, television station licensees are required to attach as an exhibit to their applications for license renewal a summary of written comments and suggestions received from the public and maintained by the licensee that comment on the licensee's programming characterized as violent.

Digital Television. The FCC's rules provide for the conversion by all U.S. television broadcasters to digital television ("DTV"), including build-out construction schedules, NTSC (current analog system) and DTV channel simulcasting, and the return of NTSC channels to the government by 2006. The FCC has attempted to provide DTV coverage areas that are comparable to the NTSC service areas. DTV licensees may use their DTV channels for a multiplicity of services such as high-definition television broadcasts, multiple standard definition television broadcasts, data, audio, and other services so long as the licensee provides at least one free video channel equal in quality to the current NTSC technical standard. Our television stations have begun providing low power DTV service on channels separate from their NTSC channels. Our television stations are required to cease broadcasting on the NTSC channels by December 31, 2006, and return the NTSC channels to the government. On November 15, 2001, and the

FCC released a Memorandum Opinion and Order on Reconsideration, and on January 27, 2003, the FCC released notice of proposed rule making that temporarily deferred its earlier requirement that commercial broadcasters replicate their entire current grade B NTSC analog service area with their DTV signal by December 31, 2004, or lose interference protection to the unreplicated areas. As a result of these decisions licensees can now construct and operate facilities that offer DTV services to serve at least their communities of license while retaining interference protection to their allotted service areas. The FCC temporarily deferred its requirement that stations granted construction permits for maximized facilities construct such facilities by May 1, 2002, in order to retain interference protection. On January 27, 2003, the FCC released a notice of proposed rule making that proposes to establish May 1, 2005, as the date by which commercial stations with both NTSC and DTV channel assignments elect which channel they will use for their post-transition DTV channel and proposed July 1, 2006 (or the date by which 85% of the television households in a licensee's market are capable of receiving DTV signals, whichever is later) for replication and maximization. Starting on April 1, 2003, a DTV station must provide a DTV signal at least 50% of the time it transmits an analog signal; on April 1, 2004, 75%; and on April 1, 2005, 100%. Commercial DTV stations must meet increased city-grade signal strength requirements by December 31, 2004.

Under the Balanced Budget Act, the FCC is authorized to extend the December 31, 2006, deadline if (1) one or more television stations affiliated with ABC, CBS, NBC, or Fox in a market are not broadcasting in DTV and the FCC determines that such stations have "exercised due diligence" in attempting to convert to DTV; or (2) less than 85% of the television households in the station's market subscribe to a multichannel video service that carries at least one DTV channel from each of the local stations in that market and less than 85% of the television households in the market can receive DTV signals off the air using either set-top converters for NTSC broadcasts or a new DTV set. At present KOAM-TV is providing NTSC service on Channel 7 and DTV service on Channel 13. KAVU-TV is providing NTSC service on Channel 25 and DTV service on Channel 15. WXVT is providing NTSC operations on Channel 15 and DTV service on Channel 17. Brokered Station KVCT is providing NTSC service on Channel 19 and DTV service on Channel 11. By the date the FCC finally establishes (now proposed for January 1, 2005), our stations will elect one of their channels for permanent DTV operation and by the FCC's final deadline will cease broadcasting on the NTSC channel. On January 22, 2001, the FCC adopted rules on how the law requiring the carriage of television signals on local cable television systems should apply to DTV signals. The FCC decided that a DTV-only station could immediately assert its right to carriage on a local cable television system; however, the FCC decided that a television station may not assert a right to carriage of both its NTSC and DTV channels. On January 10, 2003, in a *Further Notice of Proposed Rule Making,* the FCC sought comment on proposed rules for "plug and play" cable compatibility that will allow consumers to plug their cable directly into their digital TV set without the need for a set-top box. The notice seeks comment on a Memorandum of Understanding ("MOU") filed with the FCC by the cable and consumer electronics industries detailing an agreement on a cable compatibility standard for an integrated, one-way digital cable television receiver, as well as other unidirectional digital cable products. On November 19, 1998 the FCC decided to charge television licensees a fee of 5% of gross revenue derived from the offering of ancillary or supplementary services on DTV spectrum for which a subscription fee is charged.

Low Power and Class A Television Stations. In the Community Broadcasters Protection Act of 1999, Congress authorized the FCC to create a new class of commercial television station. Currently, the service areas of low power television ("LPTV") stations are not protected. LPTV stations can be required to terminate their operations if they cause interference to full power stations. LPTV stations meeting certain criteria were permitted to certify to the FCC their eligibility to be reclassified as "Class A Television Stations" whose signal contours would be protected against interference from other stations. Stations deemed "Class A Stations" by the FCC would thus be protected from interference. We own three operating LPTV stations, KUNU-LP, KVTX-LP, and KXTS-LP, Victoria, Texas. None of the stations qualifies under the FCC's established criteria for Class A Status.

The Cable Television Consumer Protection and Competition Act of 1992, among other matters, requires cable television system operators to carry the signals of local commercial and non-commercial television stations and certain low power television stations. Cable television operators and other multi-channel video programming distributors may not carry broadcast signals without, in certain circumstances, obtaining the transmitting station's consent. A local television broadcaster must make a choice every three years whether to proceed under the "must-carry" rules or waive the right to mandatory-uncompensated coverage and negotiate a grant of retransmission consent in exchange for consideration from the cable system operator. As noted above, such must-carry rights will extend to the new DTV signal to be broadcast by our stations, but will not extend simultaneously to the analog signal.

Low Power FM Radio. The FCC has created a new "low power radio service" ("LPFM"). The FCC will authorize the construction and operation of two new classes of noncommercial educational FM stations, LP100 (up to 100 watts effective radiated power ("ERP") with antenna height above average terrain ("HAAT") at up to 30 meters (100 feet) which is calculated to produce a service area radius of approximately 3.5 miles, and LP10 (up to 10 watts ERP and up to 30 meters HAAT) with a service area radius of approximately 1 to 2 miles. The FCC will not permit any broadcaster or other media entity subject to the FCC's ownership rules to control or hold an attributable interest in an LPFM station or enter into related operating agreements with an LPFM licensee. Thus, absent a waiver, we could not own or program an LPFM station. LPFM stations will be allocated throughout the FM broadcast band, i.e., 88 to 108 MHz, although they must operate with a noncommercial format. The FCC has established allocation rules that require FM stations to be separated by specified distances to other stations on the same frequency, and stations on frequencies on the first, second and third channels adjacent to the center frequency. The FCC has begun granting construction permits for LPFM stations. We cannot predict what, if any, adverse effect future LPFM stations may have on our FM stations.

Digital Audio Radio Satellite Service. The FCC has adopted rules for the Digital Audio Radio Satellite Service ("DARS") in the 2310-2360 MHz frequency band. In adopting the rules, the FCC stated, "although healthy satellite DARS systems are likely to have some adverse impact on terrestrial radio audience size, revenues and profits, the record does not demonstrate that licensing satellite DARS would have such a strong adverse impact that it threatens the provision of local service." The FCC has granted two nationwide licenses, one to XM Satellite Radio, which began broadcasting in May 2001, and a second to Sirius Satellite Radio, which began broadcasting in February 2002 in three markets, and has now expanded nationwide. The satellite radio systems provide multiple channels of audio programming in exchange for the payment of a subscription fee. Because the DARS service is in its infant stage, we cannot predict whether, or the extent to which, it will have an adverse impact on our business.

Satellite Carriage of Local TV Stations. The Satellite Home Viewer Improvement Act ("SHVIA"), a copyright law, prevents direct-to-home satellite television carriers from retransmitting broadcast network television signals to consumers unless those consumers (1) are "unserved" by the over-the-air signals of their local network affiliate stations, and (2) have not received cable service in the last 90 days. According to the SHVIA, "unserved" means that a consumer cannot receive, using a conventional outdoor rooftop antenna, a television signal that is strong enough to provide an adequate television picture. In December 2001 the U.S. Court of Appeals for the District of Columbia upheld the FCC's rules for satellite carriage of local television stations which require satellite carriers to carry upon request all local TV broadcast stations in local markets in which the satellite carriers carry at least one TV broadcast station, also known as the "carry one, carry all" rule.

In-Band On-Channel "High Definition" Radio. On October 11, 2002, the FCC selected in-band, on-channel (IBOC) as the technology that will allow AM (daytime operations only) and FM stations on a voluntary basis to begin interim digital transmissions immediately using the IBOC systems developed by iBiquity Digital Corporation. This technology has become commonly known as "high definition" or HD radio. During the interim IBOC operations, stations will broadcast the same main channel program material in both analog and digital modes. IBOC technology permits "hybrid" operations, the simultaneous transmission of analog and digital signals with a single AM and FM channel. It is believed that IBOC technology will provide near CD-quality sound on FM channels and FM quality on AM channels. Hybrid

IBOC operations will have minimal impact on the present broadcast service. At the present time, we have no immediate plans to begin broadcasting in HD radio.

Proposed Changes. The FCC has under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect us and the operation and ownership of our broadcast properties. New application processing rules adopted by the FCC might require us to apply for facilities modifications to our standard broadcast stations in future "window" periods for filing applications or result in the stations being "locked in" with their present facilities. The Balanced Budget Act of 1997 authorizes the FCC to use auctions for the allocation of radio broadcast spectrum frequencies for commercial use. The implementation of this law could require us to bid for the use of certain frequencies. Proposals are pending in Congress to repeal the FCC's ban restricting broadcasters from owning newspapers in the same market. On September 13, 2001, the FCC initiated a proceeding to review its rule barring common ownership of a broadcast station and daily newspaper in the same market, and to consider whether or to what extent the rule should be revised.

The FCC on January 13, 1999 released a study and conducted a forum on the impact of advertising practices on minority-owned and minority-formatted broadcast stations. The study provided evidence that advertisers often exclude radio stations serving minority audiences from ad placements and pay them less than other stations when they are included. On February 22, 1999, a "summit" was held at the FCC's headquarters to continue this initiative where participants considered the advertising study's recommendations to adopt a Code of Conduct to oppose unfair ad placement and payment, to encourage diversity in hiring and training and to enforce laws against unfair business practices. We cannot predict at this time whether the FCC will adopt new rules that would require the placement of part of an advertiser's budget on minority-owned and minority-formatted broadcast stations, and if so, whether such rules would have an adverse impact on us.

Congress, the courts and the FCC have recently taken actions that may lead to the provision of video services by telephone companies. The 1996 Telecommunications Act has lifted previous restrictions on a local telephone company providing video programming directly to customers within the telephone company's service areas. The law now permits a telephone company to distribute video services either under the rules applicable to cable television systems or as operators of so-called "wireless cable" systems as common carriers or under new FCC rules regulating "open video systems" subject to common carrier regulations. We cannot predict what effect these services may have on us. Likewise, we cannot predict what other changes might be considered in the future, nor can we judge in advance what impact, if any, such changes might have on our business.

Executive Officers

Our current executive officers are:

Name	Age	Position
Edward K. Christian	58	President, Chief Executive Officer and Chairman; Director
Steven J. Goldstein	46	Executive Vice President and Group Program Director
Warren Lada	48	Senior Vice President, Operations
Samuel D. Bush	45	Senior Vice President, Chief Financial Officer and Treasurer
Marcia K. Lobaito	54	Vice President, Corporate Secretary, and Director of Business Affairs
Catherine A. Bobinski	43	Vice President, Chief Accounting Officer and Corporate Controller

Officers are elected annually by our Board of Directors and serve at the discretion of the Board. Set forth below is information with respect to our executive officers.

Mr. Christian has been President, Chief Executive Officer and Chairman since our inception in 1986.

Mr. Goldstein has been Executive Vice President and Group Program Director since 1988. Mr. Goldstein has been employed by us since our inception in 1986.

Mr. Lada has been Senior Vice President, Operations since 2000. He was Vice President, Operations from 1997 to 2000. From 1992 to 1997 he was Regional Vice President of our subsidiary, Saga Communications of New England, Inc.

Mr. Bush has been Senior Vice President since 2002, Chief Financial Officer and Treasurer since September 1997. He was Vice President from 1997 to 2002. From 1988 to 1997 he held various positions with the Media Finance Group at AT&T Capital Corporation, most recently as Senior Vice President.

Ms. Lobaito has been Vice President since 1996, and Director of Business Affairs and Corporate Secretary since our inception in 1986.

Ms. Bobinski has been Vice President since March 1999 and Chief Accounting Officer and Corporate Controller since September 1991. Ms. Bobinski is a certified public accountant.

Item 2. Properties

Our corporate headquarters is located in Grosse Pointe Farms, Michigan. The types of properties required to support each of our stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in downtown or business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.

As of December 31, 2002 the studios and offices of 21 of our 26 operating locations, as well as our corporate headquarters in Michigan, are located in facilities we own. The remaining studios and offices are located in leased facilities with lease terms that expire in one to 6 years. We own or lease our transmitter and antenna sites, with lease terms that expire in one to 86 years. We do not anticipate any difficulties in renewing those leases that expire within the next five years or in leasing other space, if required.

No one property is material to our overall operations. We believe that our properties are in good condition and suitable for our operations.

We own substantially all of the equipment used in our broadcasting business.

Our bank indebtedness is secured by a first priority lien on all of our assets and those of our subsidiaries.

Item 3. Legal Proceedings

There are no material legal proceedings pending against us.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our Class A Common Stock trades on the American Stock Exchange. There is no public trading market for our Class B Common Stock. The following table sets forth the high and low sales prices of the Class A Common Stock as reported by Tradeline for the calendar quarters indicated:

Year	High	Low
2001:		
First Quarter	$16.28	$11.00
Second Quarter	$18.99	$12.00
Third Quarter	$18.99	$12.72
Fourth Quarter	$17.56	$12.64
2002:		
First Quarter	$20.28	$15.68
Second Quarter	$23.98	$19.68
Third Quarter	$23.69	$16.55
Fourth Quarter	$22.15	$15.95

As of March 11, 2003, there were approximately 141 holders of record of our Class A Common Stock, and one holder of our Class B Common Stock.

We have not paid any cash dividends on our Common Stock during the three most recent fiscal years. We intend to retain future earnings for use in our business and do not anticipate paying any dividends on our Common Stock in the foreseeable future. We are prohibited by the terms of our bank loan agreement from paying dividends on our Common Stock without the banks' prior consent. See Item 7. Management's Discussion and Analysis of Financial Position and Results of Operations — Liquidity and Capital Resources.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth as of December 31, 2002, the number of securities outstanding under our equity compensation plans, the weighted average exercise price of such securities and the number of securities available for grant under these plans:

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Column (a))
Equity Compensation Plans Approved by Shareholders:			
Employee Stock Purchase Plan	—	$ —	1,562,500
1992 Stock Option Plan	1,824,874	$12.440	—
1997 Non-Employee Director Stock Option Plan	14,237	$ .007	175,941
Equity Compensation Plans Not Approved by Shareholders:			
None	—		—
Total	1,839,111		1,738,441

Item 6. Selected Financial Data

	Years Ended December 31,				
	2002(1)(2)(3)	2001(1)(4)	2000(1)(5)	1999(1)(6)	1998(1)(7)
	(In thousands, except per share amounts)				
OPERATING DATA:					
Net Operating Revenue	$114,782	$103,956	$101,746	$ 90,020	$ 75,871
Station Operating Expense (excluding depreciation, amortization, corporate general and administrative)	73,350	66,640	62,487	56,552	48,544
Station Operating Income (excluding depreciation, amortization, corporate general and administrative)	41,432	37,316	39,259	33,468	27,327
Depreciation and Amortization	6,533	10,110	9,019	8,022	6,420
Corporate General and Administrative	6,022	5,421	5,101	5,095	4,497
Operating Profit	28,877	21,785	25,139	20,351	16,410
Interest Expense	5,487	7,037	6,793	5,988	4,609
Net Income	$ 13,955	$ 8,565	$ 8,650	$ 8,552	$ 6,351
Basic Earnings Per Share	$ .68	$ .42	$ .42	$ .42	$ .32
Cash Dividends Declared Per Common Share	—	—	—	—	—
Weighted Average Common Shares	20,631	20,473	20,543	20,394	19,870
Diluted Earnings Per Share	$ .66	$ .41	$ .41	$ .41	$ .31
Weighted Average Common Shares and Common Equivalents	21,209	20,888	20,990	20,831	20,298
BALANCE SHEET DATA:					
Working Capital	$ 5,517	$ 24,083	$ 20,793	$ 22,756	$ 15,255
Net Property and Equipment	60,161	55,169	47,672	44,455	35,564
Net Intangible and Other Assets	134,713	112,033	100,390	84,901	70,505
Total Assets	226,322	202,721	179,424	162,496	130,013
Long-term Debt Including Current Portion	105,228	105,501	94,641	85,774	70,906
Stockholders' Equity	93,059	75,062	65,618	59,102	44,723

(1) All periods presented include the weighted average shares and common equivalents related to certain stock options. In each of June 2002, December 1999 and June 1998 we consummated five-for-four splits of our Class A and Class B Common Stock. All share and per share information has been restated to reflect the retroactive equivalent changes in the weighted average shares.

(2) Reflects the results of WKNE, WKBK and WKVT AM/FM, acquired in May 2002; WOQL and WZBK, acquired in July 2002; KDEZ, KDXY, KJBX, WJOI and WJQY, acquired in November 2002 and the results of a TBA for WOXL and WISE, which began in November 2002.

(3) Reflects the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets," which resulted in our goodwill and broadcast licenses no longer being amortized.

(4) Reflects the results of WCVQ, WVVR, WZZP, WDXN and WJMR, acquired in February 2001; WHAI and WHMQ, acquired in April 2001; and KMIT and KUQL, acquired in July 2001.

(5) Reflects the results of KICD AM/FM and KLLT, acquired in January 2000; WKIO, acquired in July 2000; and WHMP and WLZX, acquired in August 2000.

(6) Reflects the results of KAFE and KPUG, acquired in January 1999; Michigan Farm Radio Network, acquired in January 1999; KAVU and KUNU, acquired in April 1999 and the results of a TBA for KVCT which began in April 1999; KBAI, acquired in May 1999; WXVT, acquired in July 1999.

(7) Reflects the results of Michigan Radio Network, acquired in March 1998; and KGMI and KISM, acquired in December 1998.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following discussion should be read in conjunction with Item 6. Selected Financial Data and the financial statements and notes thereto of Saga Communications, Inc. and its subsidiaries contained elsewhere herein.

General

Our financial results are dependent on a number of factors, the most significant of which is our ability to generate advertising revenue through rates charged to advertisers. The rates a station is able to charge are, in large part, based on a station's ability to attract audiences in the demographic groups targeted by its advertisers. Various factors affect the rate a station can charge, including the general strength of the local and national economies, population growth, ability to provide popular programming, local market competition, relative efficiency of radio and/or broadcasting compared to other advertising media, signal strength and government regulation and policies. For additional information about advertising rates, see Item 1. Business — Advertising Sales. The primary operating expenses involved in owning and operating radio stations are employee salaries, depreciation and amortization, programming expenses, solicitation of advertising, and promotion expenses. In addition to these expenses, owning and operating television stations involve the cost of acquiring certain syndicated programming.

We evaluate performance of our operating entities based on station operating income before corporate general and administrative, depreciation and amortization ("station operating income"). We believe that station operating income is useful because it provides a meaningful comparison of operating performance between companies in the broadcasting industry and serves as an indicator of the market value of a group of stations. Station operating income is generally recognized by the broadcasting industry as a measure of performance and is used by analysts who report on the performance of broadcasting groups. Station operating income is not necessarily indicative of amounts that may be available to us for debt service requirements, other commitments, reinvestment or other discretionary uses. Station operating income is not a measure of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for the results of operations presented on the basis of accounting principles generally accepted in the United States.

During the years ended December 31, 2002, 2001 and 2000, none of our operating locations represented more than 15% of our station operating income (i.e., net operating revenue less station operating expense), other than our two radio stations in Columbus, Ohio and our five radio stations in Milwaukee, Wisconsin. For the years ended December 31, 2002, 2001 and 2000, The Columbus stations accounted for an aggregate of 14%, 15% and 16%, respectively, and the Milwaukee stations accounted for an aggregate of 22%, 23%, and 22%, respectively, of our station operating income. While radio revenues in each of the Columbus and Milwaukee markets have remained relatively stable historically, an adverse change in either radio market or either location's relative market position could have a significant impact on our operating results as a whole.

Because audience ratings in the local market are crucial to a station's financial success, we endeavor to develop strong listener/viewer loyalty. We believe that the diversification of formats on our radio stations helps insulate us from the effects of changes in musical tastes of the public on any particular format.

The number of advertisements that can be broadcast without jeopardizing listening/viewing levels (and the resulting ratings) is limited in part by the format of a particular radio station and, in the case of television stations, by restrictions imposed by the terms of certain network affiliation and syndication agreements and, with respect to children's programs, federal regulation. Our stations strive to maximize revenue by constantly managing the number of commercials available for sale and adjusting prices based upon local market conditions. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of the day, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. Any change in our revenue, with the exception of those instances where stations are acquired or sold, is generally the result of pricing adjustments, which are made to ensure that the station efficiently utilizes available inventory.

In the broadcasting industry, stations often utilize trade (or barter) agreements to generate advertising time sales in exchange for goods or services used or useful in the operation of the stations, instead of for cash. We minimize our use of trade agreements and historically have sold over 95% of our advertising time for cash.

Most advertising contracts are short-term and generally run only for a few weeks. Most of our revenue is generated from local advertising, which is sold primarily by each station's sales staff. In 2002, approximately 80% of our gross revenue was from local advertising. To generate national advertising sales, we engage an independent advertising sales representative that specializes in national sales for each of our stations.

Our revenue varies throughout the year. Advertising expenditures, our primary source of revenue, generally have been lowest during the winter months comprising the first quarter.

The following tables summarize our results of operations for the three years ended December 31, 2002. The as-reported amounts reflect our historical financial results and include the results of operations for stations that we did not own for the entire comparable period. The same station amounts reflect the results of operations for stations that we owned for the entire comparable period.

Consolidated Results of Operations

	Years Ended December 31,			2002 vs. 2001		2001 vs. 2000	
	2002	2001	2000	As-Reported % Increase (Decrease)	Same Station % Increase (Decrease)	As-Reported % Increase (Decrease)	Same Station % Increase (Decrease)
	(In thousands, except per share data)						
Net operating revenue	$114,782	$103,956	$101,746	10.41%	5.33%	2.17%	(3.22%)
Station operating expense*	73,350	66,640	62,487	10.07%	3.98%	6.65%	(1.57%)
Station operating income	41,432	37,316	39,259	11.03%	7.62%	(4.95%)	(5.79%)
Corporate G&A	6,022	5,421	5,101	11.09%	N/A	6.27%	N/A
Depreciation	6,034	5,763	5,343	4.70%	(2.78%)	7.86%	(2.99%)
Amortization	499	4,347	3,676	(88.52%)	(88.62%)	18.25%	.77%
Operating profit	28,877	21,785	25,139	32.55%	26.30%	(13.34%)	(9.72%)
Interest expense	5,487	7,037	6,793	(22.03%)		3.59%	
Other (income) expense	159	(17)	2,104	N/A		N/A	
Income taxes	9,276	6,200	7,592	49.61%		(18.34%)	
Net income	$ 13,955	$ 8,565	$ 8,650	62.93%		(.98%)	
Earnings per share:							
Basic	$ .68	$ .42	$ .42	61.68%		—	
Diluted	$ .66	$ .41	$ .41	60.46%		—	

Radio Broadcasting Segment

	Years Ended December 31,			2002 vs. 2001		2001 vs. 2000	
	2002	2001	2000	As-Reported % Increase (Decrease)	Same Station % Increase (Decrease)	As-Reported % Increase (Decrease)	Same Station % Increase (Decrease)
	(In thousands)						
Net operating revenue	$102,372	$93,094	$89,127	9.97%	4.25%	4.45%	(1.67%)
Station operating expense*	64,134	58,317	53,886	9.97%	2.95%	8.22%	(1.30%)
Station operating income	38,238	34,777	35,241	9.95%	6.29%	(1.32%)	(2.23%)
Corporate G&A	—	—	—	N/A	N/A	N/A	N/A
Depreciation	4,401	3,961	3,665	11.11%	.60%	8.08%	(7.85%)
Amortization	475	3,580	3,015	(86.73%)	(86.65%)	18.74%	(2.77%)
Operating profit	$ 33,362	$27,236	$28,561	22.49%	17.71%	(4.64%)	(1.48%)

Television Broadcasting Segment

	Years Ended December 31,			2002 vs. 2001		2001 vs. 2000	
	2002	2001	2000	As-Reported % Increase (Decrease)	Same Station % Increase (Decrease)	As-Reported % Increase (Decrease)	Same Station % Increase (Decrease)
		(In thousands)					
Net operating revenue	$ 12,410	$ 10,862	$12,619	14.25%	14.25%	(13.92%)	(13.92%)
Station operating expense*	9,216	8,323	8,601	10.73%	10.73%	(3.23%)	(3.23%)
Station operating income	3,194	2,539	4,018	25.80%	25.80%	(36.81%)	(36.81%)
Corporate G&A	—	—	—	N/A	N/A	N/A	N/A
Depreciation	1,432	1,630	1,572	(12.15%)	(12.15%)	3.69%	3.69%
Amortization	24	391	391	(93.86%)	(93.86%)	—	—
Operating profit	$ 1,738	$ 518	$ 2,055	235.52%	235.52%	(74.79%)	(74.79%)

* Programming, technical, selling and station general and administrative expenses

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For the year ended December 31, 2002 net operating revenue was $114,782,000 compared with $103,956,000 for the year ended December 31, 2001, an increase of $10,826,000 or 10%. Approximately $5,489,000 or 51% of the increase was attributable to revenue generated by stations which we did not own or operate for the entire comparable period in 2001. The balance of the increase in net operating revenue of approximately $5,337,000 was attributable to stations we owned and operated for at least two years, representing a 5% increase in comparable station/comparable period net operating revenue. The overall increase in comparable station/comparable period revenue was primarily the result of increased advertising rates and an increase in political revenue at a majority of our stations. Improvements were noted in most of our markets on a comparable station/comparable period basis.

Station operating expense (i.e., programming, technical, selling, and station general and administrative expenses) increased by $6,710,000 or 10% to $73,350,000 for the year ended December 31, 2002, compared with $66,640,000 for the year ended December 31, 2001. Of the total increase, approximately $4,210,000 or 63% was the result of the impact of the operation of stations which were not owned or operated by us for the entire comparable period in 2001. The remaining balance of the increase in station operating expense of $2,500,000 represents a total increase in station operating expense of 4% for the year ended December 31, 2002 compared to the year ended December 31, 2001 on a comparable station/comparable period basis.

Operating profit for the year ended December 31, 2002 was $28,877,000 compared to $21,785,000 for the year ended December 31, 2001, an increase of $7,092,000 or 33%. The improvement was the result of the $10,826,000 increase in net operating revenue, offset by the $6,710,000 increase in station operating expense, and a $3,848,000 or 89% decrease in amortization expense offset by a $271,000 or 5% increase in depreciation expense, and a $601,000 increase in corporate general and administrative charges. The decrease in amortization expense was principally the result to the non-amortization provisions of the adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". See note 2 of the Notes to Consolidated Financial Statements. The increase in depreciation expense was principally the result of recent acquisitions. The increase in corporate general and administrative charges was primarily attributable to the increase in the number of stations we own because of recent acquisitions, as well as approximately $200,000 in legal fees incurred in an attempted acquisition.

We generated net income in the amount of approximately $13,955,000 ($0.66 per share on a fully diluted basis) during the year ended December 31, 2002 compared with $8,565,000 ($0.41 per share on a fully diluted basis) for the year ended December 31, 2001, an increase of approximately $5,390,000 or 63%. The increase was the result of the $7,092,000 improvement in operating profit, and a $1,550,000 decrease in interest expense, offset by a $176,000 increase in other expense, and a $3,076,000 increase in income tax expense. The decrease in interest expense was principally the result of lower interest rates over the prior period. The increase in income tax expense was due to higher income levels.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

For the year ended December 31, 2001, net operating revenue was $103,956,000 compared with $101,746,000 for the year ended December 31, 2000, an increase of $2,210,000 or 2%. Stations that we did not own or operate for the entire comparable period in 2000 generated an increase in our revenue of approximately $5,436,000. Net operating revenue generated by stations that we owned and operated for the entire comparable period ("same station") decreased by approximately 3% ($3,226,000). The decrease in same station revenue was primarily the result of a combination of a general slowdown in the advertising sector coupled with the effects of the tragic events of September 11, 2001, which not only curtailed radio and television advertising for the days following the terrorist attacks, but also had a significant negative effect on the fourth quarter 2001 advertising sales.

Station operating expense (i.e., programming, technical, selling, and station general and administrative expenses) increased by $4,153,000 or 7% to $66,640,000 for the year ended December 31, 2001, compared with $62,487,000 for the year ended December 31, 2000. Stations that we did not own or operate for the entire comparable period in 2000 generated an increase in station operating expense of approximately $5,117,000. Station operating expense decreased by approximately $964,000 or 2% on a same station basis, primarily due to the decline in revenue.

Operating profit decreased by $3,354,000 or 13% to $21,785,000 for the year ended December 31, 2001 compared to $25,139,000 for the year ended December 31, 2000. The decrease was primarily the result of the $1,943,000 decrease in station operating income, a $1,091,000 or 12% increase in depreciation and amortization expense and a $320,000 increase in corporate general and administrative charges. The increase in depreciation and amortization charges was principally the result of recent acquisitions.

We generated net income in the amount of approximately $8,565,000 ($0.41 per share on a fully diluted basis) during the year ended December 31, 2001 compared with $8,650,000 ($0.42 per share on a fully diluted basis) for the year ended December 31, 2000, a decrease of approximately $85,000 or 1%. The decrease was the result of the $3,354,000 decrease in operating profit and a $244,000 increase in interest expense, offset by a $2,121,000 decrease in other expense and a $1,392,000 decrease in income tax expense. The increase in interest expense was principally the result of additional borrowings to finance acquisitions. Other expense in 2000 included non-recurring charges consisting of $1,300,000 loss resulting from the sale of our equity in an investment in a group of radio stations in Reykjavik, Iceland, a $600,000 loss related to our equity in the operating results of that investment and a $125,000 loss on the sale of a building in one of our markets. The decrease in income tax expense and the effective tax rate was the result of lower pre-tax income in 2001, the nondeductible capital loss realized in 2000 on the sale of the equity investment, and the related equity in the operations of that investment during the first six months of 2000.

Liquidity and Capital Resources

As of December 31, 2002, we had $105,228,000 of long-term debt (including the current portion thereof) outstanding and approximately $95,000,000 of unused borrowing capacity under our Credit Agreement at December 31, 2002.

Our Credit Agreement has three financing facilities (the "Facilities"): a $105,000,000 senior secured term loan (the "Term Loan"), a $75,000,000 senior secured acquisition loan facility (the "Acquisition Facility"), and a $20,000,000 senior secured revolving credit facility (the "Revolving Facility"). The

Facilities mature September 30, 2008. Our indebtedness under the Facilities is secured by a first priority lien on substantially all of our assets and of our subsidiaries, by a pledge of our subsidiaries' stock and by a guarantee of our subsidiaries.

As of December 31, 2002 we had $105,000,000 outstanding under the Term Loan. The Acquisition Facility may be used for permitted acquisitions and to pay related transaction expenses. The Revolving Facility may be used for general corporate purposes, including working capital, capital expenditures, permitted acquisitions (to the extent that the Acquisition Facility has been fully utilized and limited to $10,000,000) and permitted stock buybacks. On March 28, 2003, the Acquisition Facility will convert to a five and a half year term loan. We are in the process of negotiating an amendment to the current Credit Agreement or entering into a new credit facility, which we anticipate will be completed during the second quarter of 2003. The Term Loan is required to be reduced quarterly in amounts ranging from 3.125% to 7.5% of the initial commitment commencing on June 30, 2003. The outstanding amount of the Acquisition Facility is required to be reduced quarterly in amounts ranging from 3.125% to 7.5% commencing on June 30, 2003. Any outstanding amount under the Revolving Facility will be due on the maturity date of September 30, 2008. In addition, the Facilities may be further reduced by specified percentages of Excess Cash Flow (as defined in the Credit Agreement) based on leverage ratios.

In January 2003, we borrowed $8,500,000 under the Acquisition Facility, in anticipation of closing on the acquisition of WODB-FM in Columbus.

Interest rates under the Facilities are payable, at our option, at alternatives equal to LIBOR (1.40% at December 31, 2002) plus 1.25% to 2.0% or the Agent bank's base rate plus .25% to 1.0%. The spread over LIBOR and the base rate vary from time to time, depending upon our financial leverage. We also pay quarterly commitment fees of 0.375% to 0.625% per annum on the aggregate unused portion of the Acquisition and Revolving Facilities.

The Credit Agreement contains a number of financial covenants which, among other things, require us to maintain specified financial ratios and impose certain limitations on us with respect to investments, additional indebtedness, dividends, distributions, guarantees, liens and encumbrances.

We use interest rate swap agreements to reduce our risk of rising interest rates. Our swap agreements are used to convert the variable Eurodollar interest rate of a portion of our bank borrowings to a fixed interest rate.

At December 31, 2002, we had four interest rate swap agreements with the following terms:

- Notional amount of $13,125,000. We pay 4.11% calculated on the notional amount. We receive LIBOR (1.40% at December 31, 2002) calculated on the notional amount of $13,125,000. This agreement expires in March 2003.
- Notional amount of $13,125,000. We pay 4.11% calculated on the notional amount. We receive LIBOR (1.40% at December 31, 2002) calculated on the notional amount of $13,125,000. This agreement expires in March 2003.
- Notional amount of $6,875,000 through March 2003, then notional amount increases to $20,000,000. We pay 3.67% calculated on the notional amount. We receive LIBOR (1.40% at December 31, 2002) calculated on the notional amount of $6,875,000 ($20,000,000 after March 2003). This agreement expires in September 2003.
- Notional amount of $6,875,000 through March 2003, then notional amount increases to $20,000,000. We pay 3.67% calculated on the notional amount. We receive LIBOR (1.40% at December 31, 2002) calculated on the notional amount of $6,875,000 ($20,000,000 after March 2003). This agreement expires in September 2003.

Net receipts or payments under the agreements are recognized as an adjustment to interest expense. Approximately $835,000 in additional interest expense was recognized as a result of these interest rate swap agreements for the year ended December 31, 2002. An aggregate increase in interest expense of approximately $980,000 has been recognized since the inception of the agreements. The fair value of these swap agreements at December 31, 2002 was approximately ($714,000), which has been recorded as a liability in our balance sheet.

During the years ended December 31, 2002, 2001 and 2000, we had net cash flows from operating activities of $25,482,000, $21,258,000 and $21,074,000, respectively. We believe that cash flow from operations will be sufficient to meet quarterly debt service requirements for interest and scheduled payments of principal under the Credit Agreement. However, if such cash flow is not sufficient we may be required to sell additional equity securities, refinance our obligations or dispose of one or more of our properties in order to make such scheduled payments. There can be no assurance that we would be able to effect any such transactions on favorable terms, if at all.

The following acquisitions in 2002 were financed through funds generated from operations and the re-issuance of approximately $2,245,000 of our Class A Common Stock from treasury:

- May 1, 2002: an AM and FM radio station (WKBK-AM, WKNE-FM) serving the Keene, New Hampshire market, and an AM and FM radio station (WKVT AM/FM) serving the Brattleboro, Vermont market, for approximately $9,400,000.
- July 1, 2002: an AM and FM radio station (WZBK-AM and WOQL-FM) serving the Keene, New Hampshire market for approximately $2,740,000.
- November 1, 2002: three FM radio stations (KDEZ-FM, KDXY-FM and KJBX-FM) serving the Jonesboro, Arkansas market for approximately $12,745,000 including approximately $2,245,000 of our Class A common stock.
- November 1, 2002: an AM and FM radio station (WJQY-AM and WJOI-FM) serving the Springfield, Tennessee market for approximately $1,525,000.

The following acquisitions in 2001 were financed through funds generated from operations, $11,250,000 of additional borrowings under the Credit agreement and the re-issuance of approximately $1,000,000 of our Class A Common Stock from treasury:

- February 1, 2001: two FM and two AM radio stations (WCVQ-FM, WZZP-FM, WDXN-AM, and WJMR-AM) serving the Clarksville, Tennessee/Hopkinsville, Kentucky market for approximately $6,700,000.
- February 1, 2001: one FM radio station (WVVR-FM) serving the Clarksville, Tennessee/Hopkinsville, Kentucky market for approximately $7,000,000, including approximately $1,000,000 of the Company's Class A common stock.
- April 1, 2001: an AM and FM radio station (WHAI-FM and WHMQ-AM) serving the Greenfield, Massachusetts market for approximately $2,200,000.
- July 1, 2001: two FM radio stations (KMIT-FM and KUQL-FM) serving the Mitchell, South Dakota market for approximately $4,050,000.

We continue to actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. See Item 1. Business — Strategy.

In September 2002, we modified our Stock Buy-Back Program so that we are authorized to purchase up to $10,000,000 of our Class A Common Stock. From the inception of the Stock Buy-Back program in 1998 through December 31, 2002 we have repurchased 409,065 shares of our Class A Common Stock for approximately $4,832,000.

We anticipate that any future acquisitions of radio and television stations and purchases of Class A Common Stock under the Stock Buy-Back Program will be financed through funds generated from operations, borrowings under the Credit Agreement, additional debt or equity financing, or a combination thereof. However, there can be no assurances that any such financing will be available on acceptable terms, if at all.

Our capital expenditures, exclusive of acquisitions, for the year ended December 31, 2002 were approximately $7,559,000 ($8,479,000 in 2001). We anticipate capital expenditures in 2003 to be approximately $7,000,000, which we expect to finance through funds generated from operations or additional borrowings under the Credit Agreement.

Summary Disclosures About Contractual Obligations and Commercial Commitments

We have future cash obligations under various types of contracts under the terms of our Credit Agreement, operating leases, programming contracts, employment agreements, and other operating contracts. The following tables reflect a summary of our contractual cash obligations and other commercial commitments as of December 31, 2002:

Contractual Cash Obligations and Other Commercial Commitments:	Applicable Note(s) to Financial Statements	Payments Due By Period				
		Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
		(In thousands)				
Long Term Debt	4	$105,228	$13,308	$28,920	$39,375	$23,625
Operating Leases	13	6,488	1,406	1,722	1,055	2,305
Acquisition Commitments	13, 15	9,711	9,711	—	—	—
TV Syndicated Programming	13	604	298	295	11	—
Employment Agreements	11	21,278	6,136	7,347	4,689	3,106
Other Operating Contracts	—	5,969	3,234	2,321	405	9
Total Contractual Cash Obligations		$149,278	$34,093	$40,605	$45,535	$29,045

We anticipate that the above contractual cash obligations will be financed through funds generated from operations or additional borrowings under the Credit Agreement, or a combination thereof.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require us to make estimates, judgments and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures and contingencies. We evaluate estimates used in preparation of our financial statements on a continual basis, including estimates related to the following:

Revenue Recognition: Revenue from the sale of commercial broadcast time to advertisers (our principal source of revenue) is recognized when commercials are broadcast. Revenue is reported net of advertising agency commissions.

Carrying Value of Accounts Receivable and Related Allowance for Doubtful Accounts: We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, credit history, etc.) we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history and the length of time the receivables are past due, ranging from 50% for amounts 90 days outstanding to 100% for amounts over 120 days outstanding. If our evaluations of the collectibility of our accounts receivable differ from actual results, additional bad debt expense and allowances may be required.

Purchase Accounting: We account for our acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values as of the acquisition date. The excess of consideration paid over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair values of the net assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Broadcast Licenses and Goodwill: We have a significant amount of broadcast licenses and goodwill recorded in our balance sheets, which at December 31, 2002 represents 57% of our total assets. We determine the recoverability of the cost of our intangible assets based on a review of projected undiscounted cash flows of the related market or segment.

We adopted SFAS 142, "Goodwill and Other Intangible Assets" on January 1, 2002. In accordance with SFAS 142 we tested our goodwill and broadcast licenses for impairment as of January 1, 2002 and October 1, 2002 by comparing their fair value to the related carrying value as of that date. The results of these tests indicated that there was no impairment of the carrying value of goodwill or broadcast licenses. We used a market approach to determine the fair value of our broadcast licenses as well as the fair value of our reporting units. The market approach used for valuing broadcast licenses and goodwill takes into consideration information available on recent transactions of radio and television stations similar to those owned by us, within the broadcast industry. To determine the fair value of broadcast licenses and the reporting units goodwill requires the use of estimates in our assumptions. Changes in these estimates could result in an impairment of intangible assets in the future.

Derivatives: We hold derivative financial instruments to hedge the risk of rising interest rates associated with our long-term debt. These derivatives qualify for hedge accounting as discussed in detail in Notes 1 and 5 to our consolidated financial statements. We do not participate in speculative derivatives trading. Hedge accounting results when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges did not qualify as highly effective, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate hedges as the counter-parties are established, well-capitalized financial institutions. In addition, we generally enter into master netting agreements to minimize those risks.

Employee Healthcare Reserves: We maintain a self-insured health insurance program for major medical and hospitalization coverage for our full time employees, certain directors and their dependents, which is partially funded by payroll deductions. Payments for major medical and hospitalization to individual participants below specified amounts (currently, $75,000 per individual per year and $1,000,000 per individual for a lifetime maximum) are self-insured by us. We base our estimate of ultimate liability on trends in claim payment history, historical trends in incurred but not reported incidents and developments in other cost components (such as rising medical costs, projected premium costs, number of participants, etc.). Our liability with respect to employee healthcare reserves is monitored on a regular basis and adjusted accordingly.

Litigation and Contingencies: We monitor ongoing litigation and other loss contingencies on a case-by-case basis as they arise. Losses related to litigation and other contingencies are recognized when the loss is considered probable and the amount is estimable.

Market Risk and Risk Management Policies

Our earnings are affected by changes in short-term interest rates as a result of our long-term debt arrangements. However, due to our purchase of interest rate swap agreements, the effects of interest rate changes are limited. If market interest rates averaged 1% more in 2002 than they did during 2002, our interest expense, after considering the effect of our interest rate swap agreements, would increase and income before taxes would decrease by $645,000 ($1,346,000 in 2001). These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost, short-term investment balances, and interest rate swap agreements. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

Inflation

The impact of inflation on our operations has not been significant to date. There can be no assurance that a high rate of inflation in the future would not have an adverse effect on our operations.

Outlook

The following statements are forward-looking statements and should be read in conjunction with "Forward-Looking Statements" below.

Based on economic and market conditions as of February 26, 2003, for the quarter ending March 31, 2003 we anticipate net revenue of approximately $26,000,000 to $27,000,000; station operating income of approximately $7,500,000 to $8,000,000; and operating profit of $4,000,000 to $4,500,000.

Based on economic and market conditions as of February 26, 2003, for the year ending December 31, 2003 we anticipate a 3% to 5% increase in net revenue; a 4% to 6% increase in station operating income; and a 4% to 6% increase in operating profit.

Forward-Looking Statements; Risk Factors

Statements contained in this Form 10-K that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "estimates," "plans", "expects," and similar expressions are intended to identify forward-looking statements. These statements are made as of the date of this report or as otherwise indicated, based on current expectations. We undertake no obligation to update this information. A number of important factors could cause our actual results for 2003 and beyond to differ materially from those expressed in any forward-looking statements made by or on our behalf. Forward-looking statements are not guarantees of future performance as they involve a number of risks, uncertainties and assumptions that may prove to be incorrect and that may cause our actual results and experiences to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks, uncertainties and assumptions that may affect our performance include our financial leverage and debt service requirements, dependence on key personnel, dependence on key stations, U.S. and local economic conditions, our ability to successfully integrate acquired stations, regulatory requirements, new technologies, natural disasters and terrorist attacks. We cannot be sure that we will be able to anticipate or respond timely to changes in any of these factors, which could adversely affect the operating results in one or more fiscal quarters. Results of operations in any past period should not be considered, in and of itself, indicative of the results to be expected for future periods. Fluctuations in operating results may also result in fluctuations in the price of our stock.

The more prominent risks and uncertainties inherent in our business are described in more detail below. However, these are not the only risks and uncertainties we face. Our business may face additional risks and uncertainties that are unknown to us at this time.

Financial Leverage and Debt Service Requirements

At December 31, 2002 our long-term debt (including the current portion thereof) was approximately $105,228,000. We have borrowed and expect to continue to borrow to finance acquisitions and for other corporate purposes. Because of our substantial indebtedness, a significant portion of our cash flow from operations is required for debt service. Our leverage could make us vulnerable to an increase in interest rates or a downturn in our operating performance or a decline in general economic conditions. Under the terms of our Credit Agreement, the $105,000,000 commitment under the Term Loan and any indebtedness outstanding under our $75,000,000 Acquisition Facility will be reduced on a quarterly basis in amounts ranging from 3.125% to 7.5%, commencing on June 30, 2003. We believe that cash flow from operations will be sufficient to meet our debt service requirements for interest and scheduled quarterly payments of principal under the Credit Agreement. However, if such cash flow is not sufficient, we may be required to sell additional equity securities, refinance our obligations or dispose of one or more of our properties in order to make such scheduled payments. We cannot be sure that we would be able to effect any such transactions on favorable terms, if at all.

On March 28, 2003 the Acquisition Facility will convert to a five and a half year term loan. We are in the process of negotiating an amendment to the current Credit Agreement or entering into a new credit facility, which we anticipate will be completed during the second quarter 2003. However, there can be no assurances that any such financing will be available on acceptable terms, if at all.

Dependence on Key Personnel

Our business is partially dependent upon the performance of certain key individuals, particularly Edward K. Christian, our President and the holder of approximately 56% of the combined voting power of our Common Stock. Although we have entered into long-term employment and non-competition agreements with Mr. Christian and certain other key personnel, we cannot be sure that such key personnel will remain with us. We do not maintain key man life insurance on Mr. Christian's life.

Dependence on Key Stations

For the years ended December 31, 2002, 2001 and 2000 our two stations in Columbus, Ohio accounted for an aggregate of 10%, 11% and 12%, respectively, and our five stations in Milwaukee, Wisconsin accounted for an aggregate of 17%, 18% and 18%, respectively, of our net operating revenue. For the years ended December 31, 2002, 2001 and 2000 our Columbus, Ohio stations accounted for an aggregate of 14%, 15% and 16%, respectively, and our Milwaukee, Wisconsin stations accounted for an aggregate of 22%, 23% and 22%, respectively, of our station operating income. While radio revenues in each of the Columbus and Milwaukee markets have remained relatively stable historically, an adverse change in either radio market or either location's relative market position could have a significant adverse impact on our operating results as a whole.

Dependence on Local and National Economic Conditions

Our financial results are dependent primarily on our ability to generate advertising revenue through rates charged to advertisers. The advertising rates a station is able to charge is affected by many factors, including the general strength of the local and national economies. A decline in advertising rates could have a material adverse effect on our revenue, results of operations and financial condition.

Success of Acquisitions Depend on Our Ability to Integrate Acquired Stations

As part of our strategy, we have pursued and intend to continue to pursue acquisitions of additional radio and television stations. The success of any completed acquisition will depend on our ability to effectively integrate the acquired stations. The process of integrating acquired stations may involve numerous risks, including difficulties in the assimilation of operations, the diversion of management's attention from other business concerns, risk of entering new markets, and the potential loss of key employees of the acquired stations.

Regulatory Matters

The broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC of transfers, assignments and renewals of broadcasting licenses, limits the number of broadcasting properties that may be acquired within a specific market, and regulates programming and operations. Failure to comply with these regulations could, under certain circumstances, result in the denial or revocation of FCC licenses, shortened license renewal terms, monetary fines or other penalties which would adversely affect our profitability. Changes in ownership requirements could limit our ability to own or acquire stations in certain markets.

New Technologies May Affect our Broadcasting Operations

The FCC is considering ways to introduce new technologies to the broadcasting industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasters. We are unable to predict the effect such technologies may have on our broadcasting operations. The capital expenditures necessary to implement such technologies could be substantial. We also face risks in implementing the conversion of our television stations to digital television as required by the FCC. We will incur considerable expense in the conversion to digital television and are unable to predict the extent or timing of consumer demand for any such digital television services. Moreover, the FCC may impose additional public service obligations on television broadcasters in return for their use of the digital television spectrum. This could add to our operational costs. One issue yet to be resolved is the extent to which cable systems will be required to carry broadcasters' new digital channels. Our television stations are highly dependent on their carriage by cable systems in the areas they serve. FCC rules that impose no or limited obligations on cable systems to carry the digital television signals of television broadcast stations in their local markets could adversely affect our television operations.

Recent Accounting Pronouncements

In April 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections", gains and losses from extinguishment of debt can only be classified as extraordinary if they meet the criteria in APB Opinion 30. Since there have been no gains or losses recognized from the extinguishment of debt for the three years in the period ended December 31, 2002, there was no impact from the adoption of this standard.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred whereas under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS 146 is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3 and establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that the adoption of SFAS 146 will have a significant impact.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation — Transition and Disclosure which amends SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation and to require disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not require companies to account for employee stock options using the fair value method; accordingly, we have continued to elect to account for employee stock options under APB 25 and its related interpretations. The effect of adopting SFAS 148 had no material effect except for the quarterly disclosure provisions, which will be made beginning in our March 31, 2003 interim financial statements.

In November 2002, the FASB issued Financial Accounting Series Interpretation No. 45 entitled "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of

Indebtedness of Others," which provides for an interpretation of Financial Accounting Standards Board Statements No. 5, 57, and 107 and rescission of Financial Accounting Standards Board Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of this interpretation by the Company will be effective on January 1, 2003 and will be applied prospectively to all guarantees issued or modified after December 31, 2002. We do not believe that the adoption of Interpretation No. 45 will materially impact out financial position, cash flows or results of operations. See Note 11 to the Consolidated Financial statements for a guarantee that we entered into on March 7, 2003.

In January 2003, the FASB issued Financial Accounting Series Interpretation No. 46 entitled "Consolidation of Variable Interest Entities." This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003 and existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. We have not yet determined what the effect, if any, this interpretation will have on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Information appearing under the caption "Market Risk and Risk Management Policies" in Item 7 is hereby incorporated by reference.

Item 8. Financial Statements and Supplementary Data

The financial statements attached hereto are filed as part of this annual report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

"Election of Directors" and "Compensation of Directors and Officers -Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2003 are hereby incorporated by reference herein. See Item 1. Business — Executive Officers.

Item 11. Executive Compensation

"Compensation of Directors and Officers" in our Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2003 is hereby incorporated by reference herein. Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management

"Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2003 is hereby incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions

"Certain Transactions" in our Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before April 30, 2003 is hereby incorporated by reference herein. See accompanying financial statements and related footnotes.

Item 14. Controls and Procedures

Our principal executive and financial officers have concluded, based on their evaluation as of a date within 90 days before the filing of this Form 10-K, that our disclosure controls and procedures under Rule 13a-14 of the Securities Exchange Act of 1934 are effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect these internal controls.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements

The financial statements attached hereto pursuant to Item 8 hereof are filed as part of this annual report.

2. Financial Statement Schedules

Schedule II Valuation and qualifying accounts is disclosed in Note 1 to the consolidated financial statements attached hereto as filed as part of this annual report. All other schedules for which provision are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits

Exhibit No.	Description
3(a)	Amended and Restated Certificate of Incorporation (3(a))*
3(b)	By-laws, as amended (3(b))**
4(a)	Plan of Reorganization (2)*
4(b)	Credit Agreement dated as of March 28, 2001 between the Company and Fleet National Bank, as Agent for the lenders and The Bank of New York, as syndication agent (4(b))********

Exhibit No.	Description
Executive Compensation Plans and Arrangements	
10(a)	Employment Agreement of Edward K. Christian dated as of April 1, 2002*********
10(b)	Saga Communications, Inc. 1992 Stock Option, as amended (10(b))*****
10(c)	Summary of Executive Insured Medical Reimbursement Plan (10(2))*
10(d)	Saga Communications, Inc. 1997 Non-Employee Director Stock Option Plan (10)****
Other Material Agreements	
10(e)(1)	Promissory Note of Edward K. Christian dated December 10, 1992 (10(1)(a))*
10(e)(2)	Amendment to Promissory Note of Edward K. Christian dated December 8, 1998 10(e)(2)******
10(e)(3)	Loan Agreement and Promissory Note of Edward K. Christian dated May 5, 1999 10(e)(3)*******
(21)	Subsidiaries
(23.1)	Consent of Ernst & Young LLP
(99.1)	Certification of Chief Executive Officer
(99.2)	Certification of Chief Financial Officer

---

* Exhibit indicated in parenthesis of the Company's Registration Statement on Form S-1 (File No. 33-47238) incorporated by reference herein.

** Exhibit indicated in parenthesis of the Company's Form 10-K for the year ended December 31, 1992 incorporated by reference herein.

*** Exhibit indicated in parenthesis of the Company's Form 10-Q for the quarter ended March 31, 1997 incorporated by reference herein.

**** Exhibit indicated in parenthesis of the Company's Form 10-Q for the quarter ended June 30, 1997 incorporated by reference herein.

***** Exhibit indicated in parenthesis of the Company's Form 10-K for the year ended December 31, 1997 incorporated by reference herein.

****** Exhibit indicated in parenthesis of the Company's Form 10-K for the year ended December 31, 1998 incorporated by reference herein.

******* Exhibit indicated in parenthesis of the Company's Form 10-K for the year ended December 31, 1999 incorporated by reference herein.

******** Exhibit indicated in parenthesis of the Company's Form 10-K for the year ended December 31, 2000 incorporated by reference herein.

********* Exhibit indicated in parenthesis of the Company's Form 10-K for the year ended December 31, 2001 incorporated by reference herein.

(b) Reports on Form 8-K

None

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Saga Communications, Inc.

We have audited the accompanying consolidated balance sheets of Saga Communications, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saga Communications, Inc. at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" in 2002.

Ernst & Young LLP

Detroit, Michigan
March 11, 2003

SAGA COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,874	$ 11,843
Accounts receivable, less allowance of $932 ($778 in 2001)	21,355	19,185
Prepaid expenses	2,102	2,811
Barter transactions	1,415	1,192
Deferred taxes	702	488
Total current assets	31,448	35,519
Net property and equipment	60,161	55,169
Other assets:		
Broadcast licenses, net of accumulated amortization of $8,187	102,699	86,835
Goodwill, net of accumulated amortization of $13,393	26,892	20,929
Other intangibles, deferred costs and investments, net of accumulated amortization of $12,054 ($11,251 in 2001)	5,122	4,269
Total other assets	134,713	112,033
	$226,322	$202,721
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,265	$ 944
Accrued expenses:		
Payroll and payroll taxes	5,753	4,958
Other	3,920	4,005
Barter transactions	1,685	1,254
Current portion of long-term debt	13,308	275
Total current liabilities	25,931	11,436
Deferred income taxes	14,064	9,990
Long-term debt	91,920	105,226
Broadcast program rights	306	323
Other	1,042	684
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, 1,500 shares authorized, none issued and outstanding	—	—
Common stock:		
Class A common stock, $.01 par value, 35,000 shares authorized, 18,499 issued and outstanding (18,321 in 2001)	185	147
Class B common stock, $.01 par value, 3,500 shares authorized, 2,360 issued and outstanding	24	19
Additional paid-in capital	45,649	43,185
Note receivable from principal stockholder	—	(171)
Retained earnings	48,393	34,483
Accumulated other comprehensive income (loss)	(464)	(340)
Treasury stock (55 shares in 2002 and 179 in 2001, at cost)	(728)	(2,198)
Unearned compensation on restricted stock	—	(63)
Total stockholders' equity	93,059	75,062
	$226,322	$202,721

See accompanying notes.

SAGA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
Net operating revenue	$114,782	$103,956	$101,746
Operating expenses:			
Programming and technical	26,732	24,459	22,670
Selling	28,446	26,424	25,471
Station general and administrative	18,172	15,757	14,346
Corporate general and administrative	6,022	5,421	5,101
Depreciation	6,034	5,763	5,343
Amortization	499	4,347	3,676
	85,905	82,171	76,607
Operating profit	28,877	21,785	25,139
Other (income) expenses:			
Interest expense	5,487	7,037	6,793
Other	159	(17)	2,104
Income before income tax	23,231	14,765	16,242
Income tax provision:			
Current	5,506	3,858	5,850
Deferred	3,770	2,342	1,742
	9,276	6,200	7,592
Net income	$ 13,955	$ 8,565	$ 8,650
Basic earnings per share	$ .68	$ .42	$ .42
Weighted average common shares	20,631	20,473	20,543
Diluted earnings per share	$ .66	$ .41	$ .41
Weighted average common and common equivalent shares	21,209	20,888	20,990

See accompanying notes.

SAGA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Note Receivable From Principal Stockholder	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Deferred Compensation	Total Stockholders' Equity
					(In thousands)				
Balance at January 1, 2000	$146	$19	$42,273	$(486)	$17,268	$ 33	$ (151)	—	$59,102
Comprehensive income:									
Net income					8,650				8,650
Foreign currency translation adjustment						(33)			(33)
Total comprehensive income									8,617
Issuance of restricted stock			30				139	(169)	—
Amortization of deferred compensation								21	21
Accrued interest				(23)					(23)
Note forgiveness				174					174
Employee stock purchase plan			22				279		301
Purchase of shares held in treasury							(2,574)		(2,574)
Balance at December 31, 2000	146	19	42,325	(335)	25,918	—	(2,307)	(148)	65,618
Comprehensive income:									
Net income					8,565				8,565
Change in fair value of derivatives, net of tax						(340)			(340)
Total comprehensive income									8,225
Net proceeds from exercised options	1		681						682
Station acquisitions			100				890		990
Amortization of deferred compensation								85	85
Accrued interest				(10)					(10)
Note forgiveness				174					174
Employee stock purchase plan			79				206		285
Purchase of shares held in treasury							(987)		(987)
Balance at December 31, 2001	147	19	43,185	(171)	34,483	(340)	(2,198)	(63)	75,062
Comprehensive income:									
Net income					13,955				13,955
Change in fair value of derivatives, net of tax						(124)			(124)
Total comprehensive income									13,831
Net proceeds from exercised options	1		1,392				(18)		1,375
Station acquisitions			939				1,306		2,245
Amortization of deferred compensation								63	63
Accrued interest				(2)					(2)
Note forgiveness				173					173
Employee stock purchase plan			133				182		315
Stock split	37	5			(45)				(3)
Balance at December 31, 2002	$185	$24	$45,649	$ —	$48,393	$(464)	$ (728)	$ —	$93,059

See accompanying notes.

SAGA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 13,955	$ 8,565	$ 8,650
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,533	10,110	9,019
Barter revenue, net of barter expenses	(49)	(288)	(81)
Broadcast program rights amortization	277	261	438
Deferred taxes	3,770	2,342	1,742
Loss (gain) on sale of assets	159	(17)	238
Equity in loss of unconsolidated affiliate	—	—	600
Loss on sale of stock of unconsolidated affiliate	—	—	1,266
Note forgiveness	173	174	174
Amortization of deferred costs	366	85	21
Changes in assets and liabilities:			
Increase in receivables and prepaids	(720)	(388)	(1,122)
Payments for broadcast program rights	(277)	(261)	(434)
Increase in accounts payable, accrued expenses, and other liabilities	1,295	675	563
Total adjustments	11,527	12,693	12,424
Net cash provided by operating activities	25,482	21,258	21,074
Cash flows from investing activities:			
Acquisition of property and equipment	(7,559)	(8,479)	(5,401)
Increase in other intangibles and other assets	(1,448)	(1,795)	(1,770)
Acquisition of stations	(24,144)	(18,358)	(25,145)
Proceeds from sale of assets	714	41	2,277
Net cash used in investing activities	(32,437)	(28,591)	(30,039)
Cash flows from financing activities:			
Proceeds from long-term debt	—	11,250	13,524
Payments on long-term debt	(273)	(390)	(4,657)
Purchase of shares held in treasury	—	(987)	(2,574)
Net proceeds from exercise of stock options	1,262	633	—
Fractional shares — five for four stock split	(3)	—	—
Net cash provided by financing activities	986	10,506	6,293
Net increase (decrease) in cash and cash equivalents	(5,969)	3,173	(2,672)
Cash and cash equivalents, beginning of year	11,843	8,670	11,342
Cash and cash equivalents, end of year	$ 5,874	$ 11,843	$ 8,670

See accompanying notes.

SAGA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. *Summary of Significant Accounting Policies*

Nature of Business

Saga Communications, Inc. is a broadcasting company whose business is devoted to acquiring, developing and operating broadcast properties. As of December 31, 2002 we owned or operated seventy radio stations, four television stations, three low power television stations, two state radio networks and 1 farm radio network, serving twenty-three markets throughout the United States including Columbus, Ohio; Milwaukee, Wisconsin; and Norfolk, Virginia.

Basis of Presentation

On June 15, 2002 we consummated a five-for-four split of our Class A and Class B Common Stock, resulting in additional shares being issued of approximately 3,685,000 and 472,000, respectively, for holders of record on May 31, 2002. All share and per share information in the accompanying financial statements have been restated retroactively to reflect the split.

Principles of Consolidation

The consolidated financial statements include the accounts of Saga Communications, Inc. and our wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. We sold our equity investment in six FM radio stations in Iceland (the "Iceland radio stations") in June 2000.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts previously reported in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

Concentration of Risk

For the years ended December 31, 2002, 2001, and 2000 our Milwaukee, Wisconsin market accounted for an aggregate of 17%, 18% and 18%, respectively, and our Columbus, Ohio market accounted for an aggregate of 10%, 11% and 12%, respectively, of our net operating revenue.

Concentration of Credit Risk

We sell advertising to local and national companies throughout the United States. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain an allowance for doubtful accounts at a level which we believe is sufficient to cover potential credit losses.

Financial Instruments

Our financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable, long-term debt and related derivatives. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The carrying value of long-term debt approximates fair value as it carries interest rates that either fluctuate with the euro-dollar rate, prime rate or have been reset at the prevailing market rate at December 31, 2002. The carrying value of our derivatives represent the estimated fair value based on the change in variable cash flows.

We enter into interest rate swap agreements to reduce the risk of rising interest rates. At December 31, 2002, we had four interest rate swap agreements which are our only derivatives. See note 5.

We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, which requires that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

We use interest rate swap agreements to reduce the risk of rising interest rates. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of the interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreements are recognized on the balance sheet at fair value. Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income in connection with the extinguishment. Any swap agreements that are not designated with outstanding debt or notional amounts (or durations) of interest-rate swap agreements in excess of the principal amounts (or maturities) of the underlying debt obligations are recorded as an asset or liability at fair value, with changes in fair value recorded in other income or expense (the fair value method).

Allowance for Doubtful Accounts

A provision for doubtful accounts is recorded based on our judgment of the collectibility of receivables. Amounts are written off when determined to be fully uncollectible. Delinquent accounts are based on contractual terms. The activity in the allowance for doubtful accounts during the years ended December 31, 2002, 2001 and 2000 was as follows:

Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Write Off Uncollectible Accounts, Net of Recoveries	Balance at End of Period
December 31, 2002	$778	$608	$454	$932
December 31, 2001	730	633	585	778
December 31, 2000	573	623	466	730

Barter Transactions

Our radio and television stations trade air time for goods and services used principally for promotional, sales and other business activities. An asset and a liability are recorded at the fair market value of goods or services received. Barter revenue is recorded when commercials are broadcast, and barter expense is recorded when goods or services are received or used. Barter transactions are recorded at the estimated fair value of the goods or services received.

Long Lived Assets

We evaluate the recoverability of long-lived assets, which include property and equipment, broadcast licenses, goodwill, other intangibles, deferred costs and investments, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" (see Note 2), as applicable.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over five to thirty-one and one-half years.

Property and equipment consisted of the following:

	December 31,	
	2002	2001
	(In thousands)	
Land and land improvements	$ 10,279	$ 9,518
Buildings	20,575	17,537
Towers and antennae	20,855	18,370
Equipment	59,650	55,811
Furniture, fixtures and leasehold improvements	6,988	6,608
Vehicles	2,627	2,328
	120,974	110,172
Accumulated depreciation	(60,813)	(55,003)
Net property and equipment	$ 60,161	$ 55,169

Intangible Assets

Under SFAS No. 142 ("SFAS 142") "Accounting for Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual (or more frequent if impairment indicators arise) impairment tests. We consider broadcast licenses to have indefinite lives. Separable intangible assets that have finite lives are amortized over their useful lives using the straight-line method. Favorable lease agreements are amortized over the lives of the leases. Other intangibles are amortized over five to forty years. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of Statement 142 were effective upon adoption on January 1, 2002 (see Note 2).

Deferred Costs

The costs related to the issuance of debt are capitalized and accounted for as interest expense over the life of the debt. During the years ended December 31, 2002, 2001 and 2000 we recognized interest expense related to the amortization of debt issuance costs of $303,000, $334,000 and $249,000, respectively.

Broadcast Program Rights

We record the capitalized costs of broadcast program rights when the license period begins and the programs are available for use. Amortization of the program rights is recorded using the straight-line method over the license period or based on the number of showings. Amortization of broadcast program rights is included in station operating expense. Unamortized broadcast program rights are classified as current or non-current based on estimated usage in future years.

Foreign Currency Translation

The initial investment in the Iceland radio stations was translated into U.S. dollars at the then-current exchange rate. Resulting translation adjustments were reflected as a separate component of stockholders' equity. Transaction gains and losses that arose from exchange rate fluctuations on transactions denominated in a currency other than the functional currency were included in the results of operations as incurred.

Treasury Stock

In September 2002, we modified our Stock Buy-Back Program (the "Buy-Back Program") to allow us to purchase up to $10,000,000 of our Class A Common Stock. From its inception in 1998 through December 31, 2002 we have repurchased 409,065 shares of our Class A common stock for approximately $4,832,000. Repurchases of shares of our Common Stock are recorded as Treasury Stock and result in a reduction of Stockholders' Equity. During 2002, 2001 and 2000 we acquired 781 shares at an average price of $23.08 per share, 75,375 shares at an average price of $13.09 per share, and 225,599 shares at an average price of $11.41 per share, respectively. During 2002, we issued 124,764 shares of Treasury Stock in connection with our acquisition of radio stations and our employee stock purchase plan. During 2001, we issued 98,316 shares of Treasury Stock in connection with our acquisition of radio stations and our employee stock purchase plan. During 2000, we issued 33,736 shares of Treasury Stock in connection with our employee stock purchase plan and restricted stock issued to an employee.

Revenue Recognition

Revenue from the sale of commercial broadcast time to advertisers is recognized when commercials are broadcast. Revenue is reported net of advertising agency commissions.

Time Brokerage Agreements

We have entered into Time Brokerage Agreements ("TBAs") in certain markets. In a typical TBA, the Federal Communications Commission ("FCC") licensee of a station makes available, for a fee, blocks of air time on its station to another party that supplies programming to be broadcast during that air time and sells their own commercial advertising announcements during the time periods specified. We account for TBA's under SFAS 13, "Accounting for Leases" and related interpretations. Revenue and expenses related to TBAs are included in the accompanying Consolidated Statements of Income.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Such costs amounted to approximately $6,663,000, $6,120,000 and $6,436,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Income Taxes

We account for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock Option Plans

We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, in accounting for our employee and non-employee director stock options. Under APB 25, when the exercise price of our employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation — Transition and Disclosure" which amends SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation and to require disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not require companies to account for employee stock options using the fair value method. Accordingly, we have continued to elect to account for employee stock options under APB 25 and its related interpretations. The effect of adopting SFAS 148 had no material effect except for the quarterly disclosure provisions, which will be made beginning in our March 31, 2003 interim financial statements.

SFAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. Pro forma information regarding net income and earnings per share is required by SFAS 148, and has been determined as if we had accounted for our employee stock options under the fair value method of that Statement. The fair value of our stock options were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001, and 2000, respectively: risk-free interest rates of 4.3%, 4.9% and 5.3%; a dividend yield of 0%; expected volatility of 32.7%, 30.9% and 28.6%; and a weighted average expected life of the options of 7 years. Under these assumptions, the weighted average fair value of an option to purchase one share granted in 2002, 2001 and 2000 was approximately $9.05, $7.73 and $8.92, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

For purposes of the pro forma disclosures required under SFAS 148, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma information is as follows:

	2002	2001	2000
	(In thousands, except per share data)		
Net income, as reported	$13,955	$ 8,565	$8,650
Add back: stock based compensation cost, net of tax	41	53	61
Less: pro forma stock based compensation cost determined under fair value method, net of tax	(1,566)	(1,272)	(909)
Pro forma net income	$12,430	$ 7,346	$7,802
Pro forma earnings per share:			
Basic	$ .60	$ .36	$ .38
Diluted	$ .59	$ .35	$ .37

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
Numerator:			
Net income available to common stockholders	$13,955	$ 8,565	$ 8,650
Denominator:			
Denominator for basic earnings per share — weighted average shares	20,631	20,473	20,543
Effect of dilutive securities:			
Stock options	578	415	447
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	21,209	20,888	20,990
Basic earnings per share	$ .68	$ .42	$ .42
Diluted earnings per share	$ .66	$ .41	$ .41

Recent Accounting Pronouncements

In April 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections", which provides that gains and losses from extinguishment of debt can only be classified as extraordinary if they meet the criteria in APB Opinion 30. Since there have been no gains or losses recognized from the extinguishment of debt for the three years in the period ended December 31, 2002, there was no impact from the adoption of this standard.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred whereas under

Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS 146 is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3 and establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that the adoption of SFAS 146 will have a significant impact.

In November 2002, the FASB issued Financial Accounting Series Interpretation No. 45 entitled "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which provides for an interpretation of Financial Accounting Standards Board Statements No. 5, 57, and 107 and rescission of Financial Accounting Standards Board Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of this interpretation will be effective on January 1, 2003 and will be applied prospectively to all guarantees issued or modified after December 31, 2002. We do not believe that the adoption of Interpretation No. 45 will materially impact our financial position, cash flows or results of operations. See Note 11 for a guarantee that we entered into on March 7, 2003.

In January 2003, the FASB issued Financial Accounting Series Interpretation No. 46 entitled "Consolidation of Variable Interest Entities." This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003 and existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. We have not yet determined what the effect, if any, this interpretation will have on our financial statements.

2. *Adoption of Accounting Policies*

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 ("SFAS 141"), "Business Combinations", and SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". The requirements of SFAS 141 are effective for any business combination after June 30, 2001. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and changes the criteria to recognize intangible assets apart from goodwill. We have historically used the purchase method to account for all business combinations. Therefore, the adoption of SFAS 141 did not have a material impact on our financial position, cash flows or results of operations. The adoption of SFAS 142 resulted in the reclassification of various intangible assets.

Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized and are subject to annual (or more frequent if impairment indicators arise) impairment tests. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of SFAS 142 are effective upon adoption.

We adopted SFAS 142 on January 1, 2002. Reported income and earnings per share adjusted to exclude broadcast license and goodwill amortization are as follows:

Adjusted Net Income for Adoption of Statement 142

	Years ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
Reported net income	$13,955	$ 8,565	$ 8,650
Add back: amortization of goodwill, net of tax provision of $510 and $488	—	687	661
Add back: amortization of broadcast licenses, net of tax provision of $980 and $747	—	1,328	1,015
Adjusted net income	$13,955	$ 10,580	$10,326
Basic earnings per share:			
Reported net income per share — basic	$ .68	$ .42	$ .42
Add back: amortization of goodwill, net of taxes	—	.03	.03
Add back: amortization of broadcast licenses, net of taxes	—	.07	.05
Adjusted net income per share — basic	$ .68	$ .52	$ .50
Diluted earnings per share:			
Reported net income per share — diluted	$ .66	$ .41	$ .41
Add back: amortization of goodwill, net of taxes	—	.03	.03
Add back: amortization of broadcast licenses, net of taxes	—	.07	.05
Adjusted net income per share — diluted	$ .66	$ .51	$ .49

During the first quarter of 2002, we completed the required transitional impairment test prescribed by Statement 142 for our broadcast licenses (which we have deemed as indefinite lived since the licenses are expected to generate cash flows indefinitely). The results of these tests indicate that there was no impairment for these intangibles as of January 1, 2002.

During the second quarter of 2002, we completed the required transitional impairment test prescribed by Statement 142 for goodwill. The results of these tests indicate that there was no impairment for goodwill as of January 1, 2002.

During the fourth quarter of 2002, we completed the required annual impairment test prescribed by Statement 142 for goodwill and other intangible assets. The results of these tests indicate that there was no impairment for broadcast licenses and goodwill as of October 1, 2002.

We have recorded amortizable intangible assets at December 31, 2002 as follows:

	Gross Carrying Amount	Accumulated Amortization
	(In thousands)	
Non-competition agreements	$4,315	$4,090
Favorable lease agreements	4,807	4,411
Total amortizable intangible assets	$9,122	$8,501

We have recorded amortizable intangible assets at December 31, 2001 as follows:

	Gross Carrying Amount	Accumulated Amortization
	(In thousands)	
Non-competition agreements	$4,315	$3,750
Favorable lease agreements	4,807	4,252
Total amortizable intangible assets	$9,122	$8,002

Aggregate amortization expense for these amortizable intangible assets for the years ended December 31, 2002 and 2001, was $499,000 each year.

Effective January 1, 2002 we adopted Statement No. 144 ("Statement 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement 144 provides a consistent method to value long-lived assets to be disposed of and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of Statement 144 did not have a material effect on our financial position, cash flows or results of operations.

3. Accumulated Other Comprehensive Income (loss)

Accumulated other comprehensive income (loss) is comprised solely of the changes in the fair value of derivatives at December 31, 2002 and 2001.

	Derivative Financial Instruments Gains (Losses)
	(In thousands)
Balance at January 1, 2001	$ —
Change in fair value of derivatives, net of $170 taxes	(340)
Balance at December 31, 2001	(340)
Change in fair value of derivatives, net of $80 taxes	(124)
Balance at December 31, 2002	$(464)

4. Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2002	December 31, 2001
	(In thousands)	
Credit Agreement:		
Senior secured term loan facility	$105,000	$105,000
Subordinated promissory note. Payments are due monthly, including interest at 10%. The note matures in 2004	148	241
Other, primarily covenants not to compete	80	260
	105,228	105,501
Amounts due within one year	13,308	275
	$ 91,920	$105,226

Future maturities of long-term debt are as follows:

Year ending December 31,	(In thousands)
2003	$ 13,308
2004	13,170
2005	15,750
2006	18,375
2007	21,000
Thereafter	23,625
	$105,228

We have three financing facilities (the "Facilities") under the Credit Agreement: a $105,000,000 senior secured term loan (the "Term Loan"), a $75,000,000 senior secured acquisition loan facility (the "Acquisition Facility"), and a $20,000,000 senior secured revolving credit facility (the "Revolving Facility"). The Facilities mature September 30, 2008. Our indebtedness under the Facilities is secured by a first priority lien on substantially all of our assets and the assets of our subsidiaries, by a pledge of our subsidiaries' stock and by a guarantee of our subsidiaries.

The Acquisition Facility may be used for permitted acquisitions and to pay related transaction expenses. The Revolving Facility may be used for general corporate purposes, including working capital, capital expenditures, permitted acquisitions (to the extent the Acquisition Facility has been fully utilized and limited to $10,000,000) and permitted stock buybacks. On March 28, 2003, the Acquisition Facility will convert to a five and a half year term loan. We are in the process of negotiating an amendment to the current Credit Agreement or entering into a new credit facility, which we anticipate will be completed during the second quarter of 2003. The outstanding amount of the Term Loan is required to be reduced quarterly in amounts ranging from 3.125% to 7.5% of the initial commitment commencing on June 30, 2003. Any outstanding amount under the Acquisition Facility is required to be reduced quarterly in amounts ranging from 3.125% to 7.5% commencing on June 30, 2003. Any outstanding amount under the Revolving Facility will be due on the maturity date of September 30, 2008. In addition, the Facilities may be further reduced by specified percentages of Excess Cash Flow (as defined in the Credit Agreement) based on leverage ratios.

Interest rates under the Facilities are payable, at our option, at alternatives equal to LIBOR (1.40% at December 31, 2002) plus 1.25% to 2.0% or the Agent bank's base rate plus .25% to 1.0%. The spread over LIBOR and the base rate vary from time to time, depending upon our financial leverage. All interest is due quarterly. We also pay quarterly commitment fees of 0.375% to 0.625% per annum on the aggregate unused portion of the Acquisition and Revolving Facilities.

The Credit Agreement contains a number of financial covenants (all of which we were in compliance with at December 31, 2002) that, among other things, requires us to maintain specified financial ratios and impose certain limitations on us with respect to (i) the incurrence of additional indebtedness; (ii) acquisitions, except under specified conditions; (iii) the incurrence of additional liens, except those relating to capital leases and purchase money indebtedness; (iv) the disposition of assets; (v) the payment of cash dividends; and (vi) mergers, changes in business and management, investments and transactions with affiliates. The Credit Agreement prohibits the payment of dividends without the banks' prior consent.

5. Derivatives

We use interest rate swap agreements to reduce our risk of rising interest rates. As previously indicated in Note 1, we adopted Statement 133 effective January 1, 2001. The cumulative effect of adopting Statement 133 was immaterial to our consolidated financial statements at January 1, 2001.

In July 2001, we entered into two interest rate swap agreements with a total notional amount of $26,250,000 with an effective date of September 2001. In accordance with the terms of the swap agreements, we pay 4.11% calculated on a $26,250,000 notional amount. We receive LIBOR (1.40% at December 31, 2002) calculated on a notional amount of $26,250,000. These agreements expire in March 2003.

In September 2001, we entered into two interest rate swap agreements with a total notional amount of $13,750,000. In accordance with the terms of the swap agreements, we pay 3.67% calculated on a $13,750,000 notional amount. We receive LIBOR (1.40% at December 31, 2002) calculated on a notional amount of $13,750,000. In March 2003 the total notional amount of these swap agreements increases to $40,000,000 with all other terms remaining the same. These agreements expire in September 2003.

The swap agreements are used to convert the variable interest rate of a portion of bank borrowings to a fixed interest rate. Net receipts or payments under the agreements are recognized as an adjustment to interest expense.

All of our current interest rate swap agreements are assessed as effective. Therefore, changes in their fair value have been recognized in other comprehensive income.

We have recorded a liability of approximately $714,000 and $510,000 within "Other Accrued Expenses" in the accompanying consolidated balance sheets, to record the fair value of the swap agreements at December 31, 2002 and 2001, respectively.

6. Supplemental Cash Flow Information

For the purposes of the statements of cash flows, cash and cash equivalents include temporary investments with maturities of three months or less.

	Years ended December 31,		
	2002	2001	2000
		(In thousands)	
Cash paid during the period for:			
Interest	$5,167	$7,275	$6,654
Income taxes	3,295	5,342	6,004
Non-cash transactions:			
Barter revenue	$3,013	$3,037	$2,308
Barter expense	2,964	2,749	2,227
Acquisition of property and equipment	69	69	62

In conjunction with the acquisition of the net assets of broadcasting companies, liabilities were assumed as follows:

	Years ended December 31,		
	2002	2001	2000
		(In thousands)	
Fair value of assets acquired	$ 27,001	$ 20,063	$ 25,496
Cash paid	(24,144)	(18,358)	(25,145)
Issuance of restricted stock	(2,245)	(990)	—
Liabilities assumed	$ 612	$ 715	$ 351

7. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2002	2001
	(In thousands)	
Deferred tax liabilities:		
Property and equipment	$ 7,633	$6,162
Intangible assets	7,635	4,997
Total deferred tax liabilities	15,268	11,159
Deferred tax assets:		
Allowance for doubtful accounts	350	265
Compensation	837	765
Fair value of derivatives	250	170
Loss carry forwards	1,228	1,384
	2,665	2,584
Less: valuation allowance	759	927
Total net deferred tax assets	1,906	1,657
Net deferred tax liabilities	$13,362	$9,502

At December 31, 2002, we have a federal tax loss carry forward of approximately $264,000, which expires in 2016, state tax loss carry forwards of approximately $6,043,000, which will expire from 2003 to 2016 and a capital loss carry forward of approximately $2,232,000, which will expire in 2005. During 2002, we utilized $494,000 of the capital loss carry forward; accordingly, the valuation allowance decreased by $168,000. The valuation allowance for net deferred tax assets relates to a capital loss incurred during 2000. Statement of Financial Accounting Standards No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The significant components of the provision for income taxes are as follows:

	Years ended December 31,		
	2002	2001	2000
	(In thousands)		
Current:			
Federal	$4,220	$2,751	$4,664
State	1,286	1,107	1,186
Total current	5,506	3,858	5,850
Total deferred	3,770	2,342	1,742
	$9,276	$6,200	$7,592

In addition we realized tax benefits as a result of stock option exercises for the difference between compensation expense for financial statement and income tax purposes. These tax benefits were credited to additional paid-in capital in the amounts of approximately $438,000, $212,000 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively.

The reconciliation of income tax at the U. S. federal statutory tax rates to income tax expense is as follows:

	Years ended December 31,		
	2002	2001	2000
	(In thousands)		
Tax at U.S. statutory rates	$7,898	$5,020	$5,522
State taxes, net of federal benefit	1,462	934	1,329
Amortization of goodwill	—	201	200
Other, net	84	45	77
Increase (reduction) of valuation allowance on loss carry forwards	(168)	—	464
	$9,276	$6,200	$7,592

8. Stock Option Plans

In 1992, we adopted the 1992 Stock Option Plan (the "Plan") pursuant to which our key employees, including directors who are employees, are eligible to receive grants of options to purchase our Class A Common Stock or Class B Common Stock. The Plan terminated on December 10, 2002. Options granted under the Plan may be either incentive stock options (within the meaning of Section 422A of the Internal Revenue Code of 1986) or non-qualified options. Incentive stock options granted under the Plan may be for terms not exceeding ten years from the date of grant, except in the case of incentive stock options granted to persons owning more than 10% of the total combined voting power of all classes of our stock, which may be granted for terms not exceeding five years. These options may not be granted at a price which is less than 100% of the fair market value of shares at the time of grant (110% in the case of persons owning more than 10% of the combined voting power of all classes of our stock). The terms and price of non-qualified stock options granted pursuant to the Plan shall be determined by the Compensation Committee.

On February 26, 2003 our board of directors approved a new Plan, which is subject to stock-holder approval at our annual meeting on May 12, 2003.

In 1997, we adopted the 1997 Non-Employee Director Stock Option Plan (the "Directors Plan") pursuant to which our directors who are not our employees are eligible to receive options. Under the terms of the Directors Plan, on the last business day of January of each year during the term of the Directors Plan, in lieu of their directors' retainer for the previous year, each eligible director shall automatically be granted an option to purchase that number of our shares of Class A Common Stock equal to the amount of the retainer divided by the fair market value of our Common Stock on the last trading day of the December immediately preceding the date of grant less $.01 per share. The option exercise price is $.01 per share. At December 31, 2002, approximately 176,000 shares of common stock are reserved for issuance under the Directors Plan. Options granted under the Directors Plan are non-qualified stock options and shall be immediately vested and exercisable on the date of grant. The options may be exercised for a period of 10 years from the date of grant of the option. On January 31, 2003 a total of 2,997 shares were issued under the Directors Plan in lieu of their directors' retainer for the year ended December 31, 2002.

We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, in accounting for our employee and non-employee director stock options. Under APB 25, when the exercise price of our employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. Total compensation costs recognized in the income statement for stock based compensation awards to employees for the years ended December 31, 2002, 2001 and 2000, was $6,000, $24,000 and $52,000, respectively. Total Directors fees recognized in the income statement for stock based compensation awards for the years ended December 31, 2002, 2001 and 2000, was $63,000, $67,000 and $55,000, respectively.

The following summarizes the Plan stock option transactions for the three years ended December 31, 2002:

	Number of Options	Exercise Price Per Share	Weighted Average Price Per Share
Options outstanding at January 1, 2000	1,429,306	$ 1.39 To $12.72	$ 9.10
Granted	232,194	16.00 To 16.80	16.63
Exercised	—		—
Forfeited	(2,101)	16.80	16.80
Options outstanding at December 31, 2000	1,659,399	$ 1.39 To $16.80	$10.14
Granted	270,606	14.24	14.24
Exercised	(83,093)	1.39 To 12.72	4.82
Forfeited	(6,621)	10.56 To 16.80	13.05
Options outstanding at December 31, 2001	1,840,291	$ 1.39 To $16.80	$10.98
Granted	159,593	20.80	20.80
Exercised	(172,885)	1.39 To 16.80	4.54
Forfeited	(2,125)	14.24	14.24
Options outstanding at December 31, 2002	1,824,874	$ 1.39 To $20.80	$12.44

The following summarizes the Directors Plan stock option transactions for the three years ended December 31, 2002:

	Number of Options	Exercise Price Per Share	Weighted Average Price Per Share
Options outstanding at January 1, 2000	6,868	$.005 To $.006	$.006
Granted	3,810	.008	.008
Exercised	—		—
Forfeited	—		—
Options outstanding at December 31, 2000	10,678	$.005 To $.008	$.007
Granted	4,641	.008	.008
Exercised	—		—
Forfeited	—		—
Options outstanding at December 31, 2001	15,319	$.005 To $.008	$.007
Granted	4,046	.008	.008
Exercised	(5,128)	.005 To .008	.007
Forfeited	—		—
Options outstanding at December 31, 2002	14,237	$.005 To $.008	$.007

The following summarizes stock options exercisable and available for the three years ended December 31, 2002:

	The Plan	The Directors Plan
Options exercisable at December 31:		
2002	1,068,140	14,237
2001	915,984	15,319
2000	721,144	10,678
Available for grant at December 31:		
2002	—	175,941
2001	646,493	179,994
2000	910,479	184,635

Stock options outstanding in the Plan at December 31, 2002 are summarized as follows:

Exercise Price	Options Outstanding	Options Exercisable	Weighted Average Remaining Contractual Life
$ 1.39	21,868	21,868	2.2
$ 2.72	60,177	60,177	2.1
$ 4.00	25,702	25,702	1.2
$ 5.83	13,668	13,668	3.2
$ 7.42	27,339	27,339	4.3
$10.56	811,956	649,208	5.2
$12.72	224,255	134,553	6.2
$14.24	258,892	47,733	8.2
$16.00	31,511	12,604	7.2
$16.80	189,921	75,288	7.2
$20.80	159,585	0	9.2
	1,824,874	1,068,140	6.1
Weighted Average Exercise Price	$ 12.44	$ 10.57	

Stock options outstanding in the Directors Plan at December 31, 2002 are summarized as follows:

Exercise Price	Options Outstanding	Options Exercisable	Weighted Average Remaining Contractual Life
$0.005	2,662	2,662	5.1
$0.006	2,620	2,620	6.1
$0.008	8,955	8,955	8.1
	14,237	14,237	7.2
Weighted Average Exercise Price	$ 0.007	$ 0.007	

9. Employee Benefit Plans

401(k) Plan

We have a defined contribution pension plan ("401(k) Plan") that covers substantially all employees. Employees can elect to have a portion of their wages withheld and contributed to the plan. The 401(k) Plan also allows us to make a discretionary contribution. Total expense under the 401(k) Plan was approximately $321,000, $303,000 and $288,000 in 2002, 2001 and 2000, respectively, of which approximately $222,000, $200,000 and $180,000 represents our discretionary contributions in 2002, 2001 and 2000, respectively.

Employee Stock Purchase Plan

In 1999 our stockholders approved the Employee Stock Purchase Plan ("ESPP") under which 1,562,500 shares of our Class A Common Stock is eligible for sale to our employees. The ESPP was effective July 1, 1999. Each quarter, an eligible employee may elect to withhold up to 10 percent of his or her compensation to purchase shares of our stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. The ESPP will terminate on the earlier of the issuance of 1,562,500 shares pursuant to the ESPP or December 31, 2008. There were 15,870, 18,476 and 21,011 shares issued under the ESPP in 2002, 2001 and 2000, respectively. Compensation expense recognized related to the ESPP for the years ended December 31, 2002, 2001 and 2000 was approximately $47,000, $43,000 and $45,000, respectively.

Deferred Compensation Plan

In 1999 we established a Nonqualified Deferred Compensation Plan which allows officers and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred and any earnings thereon. Deferred compensation expense for the years ended December 31, 2002, 2001 and 2000 was approximately $268,000, $291,000 and $300,000, respectively. We have invested in company-owned life insurance policies to assist in funding these programs. The cash surrender values of these policies are in a rabbi trust and are recorded as our assets.

10. Acquisitions and Dispositions

We actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. The consolidated statements of income include the operating results of the acquired stations from their respective dates of acquisition. All acquisitions were accounted for as purchases and, accordingly, the total costs were allocated to the acquired assets and assumed liabilities based on their estimated fair values as of the acquisition dates. The excess of the consideration paid over the estimated fair value of net assets acquired have been recorded as goodwill, which is deductible for tax purposes.

Pending Acquisitions, Shared Services Agreements and Divestitures

On November 13, 2002 we entered into an agreement to acquire an FM radio station (WODB-FM) Delaware, Ohio, serving the Columbus, Ohio market for approximately $9,000,000 and the exchange of one of our AM radio stations (WVKO-AM) serving the Columbus, Ohio market. The transaction, which is subject to the approval of the FCC, is expected to close during the first half of 2003. We began operating this station under the terms of a TBA on January 1, 2003. We are also contemplating an agreement whereby we would forgo the exchange of WVKO-AM and would pay the seller an additional $1,000,000 for WODB-FM.

On January 8, 2003 we entered into an agreement to acquire an FM radio station (WINQ-FM) in the Winchendon, Massachusetts market for approximately $400,000 plus an additional $500,000 if within five years of closing we obtain approval from the FCC for a city of license change. The radio station is owned by a company in which a member of our Board of Directors has a 26% beneficial ownership interest. The purchase price was determined on an arm's length basis. The transaction, which is subject to the approval of the FCC, is expected to close during the second quarter 2003. We began operating this station under the terms of a TBA on February 1, 2003.

On February 3, 2003 we entered into an agreement to sell an AM radio station (WLLM-AM) serving the Lincoln, Illinois market for approximately $275,000. The transaction, which is subject to the approval of the FCC, is expected to close during the second quarter 2003.

On March 11, 2003 we acquired an AM radio station (WWIT-AM) serving the Asheville, North Carolina market for approximately $311,000. Since we closed on this transaction after obtaining the initial grant for the license from the FCC, the grant is still subject to the FCC issuing its final order.

On March 7, 2003 we entered into an agreement of understanding with Surtsey Productions, Inc. ("Surtsey"), whereby we have guaranteed up to $1,250,000 of the debt that Surtsey will incur in closing on the acquisition of a construction permit for KFJX-TV station in Pittsburg, Kansas. In consideration for our guarantee, Surtsey has agreed to enter into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement. It is contemplated that such agreements will be executed on or before September 1, 2003. Under the FCC's ownership rules, we are prohibited from owning this station. Surtsey is a company that is 100% owned by the daughter of Edward K. Christian, our principal stockholder, President and CEO. See Note 11.

2002 Acquisitions and Time Brokerage Agreements

On November 1, 2002, we acquired three FM radio stations (KDEZ-FM, KDXY-FM and KJBX-FM) serving the Jonesboro, Arkansas market for approximately $12,745,000, including approximately $2,245,000 of our Class A common stock.

On November 1, 2002, we entered into a time brokerage agreement and a sub-time brokerage agreement for WISE-AM and WOXL-FM, respectively, serving the Asheville, North Carolina market.

On November 1, 2002, we acquired an AM and FM radio station (WJQY-AM and WJOI-FM) serving the Springfield, Tennessee market for approximately $1,525,000.

On July 1, 2002, we acquired an FM and AM radio station (WOQL-FM and WZBK-AM) serving the Keene, New Hampshire market, for approximately $2,740,000.

On May 1, 2002, we acquired two FM and two AM radio stations (WKBK-AM, WKNE-FM and WKVT-AM/FM) serving the Keene, New Hampshire and Brattleboro, Vermont markets, respectively, for approximately $9,400,000.

2001 Acquisitions

On July 1, 2001, we acquired two FM radio stations (KMIT-FM and KUQL-FM) serving the Mitchell, South Dakota market for approximately $4,050,000. This transaction has been accounted for in accordance with Statement 141 as summarized in Note 2.

On April 1, 2001, we acquired an AM and FM radio station (WHAI-FM and WHMQ-AM) serving the Greenfield, Massachusetts market for approximately $2,200,000.

On February 1, 2001, we acquired an FM radio station (WVVR-FM) serving the Clarksville, Tennessee/Hopkinsville, Kentucky market for approximately $7,000,000, including approximately $1,000,000 of our Class A Common Stock. The radio station was owned by a company in which a member of our Board of Directors had a 35% beneficial ownership interest. The purchase price was determined on an arm's length basis. We also obtained an opinion from an independent appraiser that the purchase price was fair from a financial point of view.

On February 1, 2001, we acquired two FM and two AM radio stations (WCVQ-FM, WZZP-FM, WDXN-AM, and WJMR-AM) serving the Clarksville, Tennessee / Hopkinsville, Kentucky market for approximately for $6,700,000.

2000 Acquisitions

On August 30, 2000, we acquired an AM and FM radio station (WHMP-AM and WLZX-FM) serving the Northampton, Massachusetts market for approximately $12,000,000.

On July 17, 2000, we acquired an FM radio station (WKIO-FM) serving the Champaign-Urbana, Illinois market for approximately $6,800,000.

On January 1, 2000, we acquired two FM and one AM radio station (KICD-AM/FM and KLLT-FM) serving the Spencer, Iowa market for approximately $6,400,000.

Condensed Consolidated Balance Sheet of 2002 Acquisitions

The following condensed balance sheets represent the estimated fair value assigned to the related assets and liabilities of the 2002 and 2001 acquisitions at their respective acquisition dates. In connection with the 2002 acquisitions we issued restricted stock of approximately $2,245,000.

Saga Communications, Inc.
Condensed Consolidated Balance Sheets of 2002 and 2001 Acquisitions

	Acquisitions in 2002	Acquisitions in 2001
	(In thousands)	
Assets Acquired:		
Current assets	$ 902	$ 684
Property and equipment	4,113	4,737
Other assets:		
Broadcast licenses — Radio segment	15,864	14,941
Goodwill — Radio segment	6,123	113
Other intangibles, deferred costs and investments	—	227
Total other assets	21,987	15,281
Total assets acquired	27,001	20,702
Liabilities Assumed:		
Current liabilities	612	471
Deferred income taxes	—	245
Total liabilities assumed	612	716
Net assets acquired	$26,389	$19,986

Pro Forma Results of Operations for Acquisitions (Unaudited)

The following unaudited pro forma results of our operations for the years ended December 31, 2002 and 2001 assume the acquisitions occurred as of January 1, 2001. The pro forma results give effect to certain adjustments, including depreciation, amortization of intangible assets based on amortization rules in place at time of acquisition, increased interest expense on acquisition debt and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations, which would actually have occurred had the combinations been in effect on the dates indicated, or which may occur in the future.

Pro Forma Results of Operations for Acquisitions (Unaudited)

	Years Ended December 31,	
	2002	2001
	(In thousands, except per share data)	
Consolidated Results of Operations:		
Net operating revenue	$118,697	$110,301
Station operating expense	76,236	71,307
Depreciation	6,229	6,171
Amortization	499	4,391
Corporate general and administrative	6,218	5,421
Operating profit	29,515	23,011
Interest expense	5,679	7,091
Other	159	(17)
Income taxes	9,466	6,699
Net income	$ 14,211	$ 9,238
Basic earnings per share	$ .69	$ .45
Diluted earnings per share	$ .67	$ .44
Radio Broadcasting Segment		
Net operating revenue	$106,287	$ 99,439
Station operating expense	67,020	62,984
Depreciation	4,596	4,369
Amortization	475	3,624
Corporate general and administrative	—	—
Operating profit	$ 34,196	$ 28,462
Television Broadcasting Segment		
Net operating revenue	$ 12,410	$ 10,862
Station operating expense	9,216	8,323
Depreciation	1,432	1,630
Amortization	24	391
Corporate general and administrative	—	—
Operating profit	$ 1,738	$ 518

11. Related Party Transactions

Acquisition of Stations from Affiliates of Directors

On January 8, 2003 we entered into an agreement to acquire an FM radio station (WINQ-FM) in the Winchendon, Massachusetts market for approximately $400,000 plus an additional $500,000 if within five years of closing we obtain approval from the FCC for a city of license change. The radio station is owned by a company in which Robert Maccini, a member of our Board of Directors, has a 26% beneficial ownership interest. The purchase price was determined on an arm's length basis. The transaction, which is subject to FCC approval, is expected to close during the second quarter 2003. We began operating this station under the terms of a TBA on February 1, 2003.

On February 1, 2001, we acquired an FM radio station (WVVR-FM) serving the Clarksville, Tennessee/Hopkinsville, Kentucky market for approximately $7,000,000, including approximately $1,000,000 of our Class A Common Stock. The radio station was owned by a company in which Donald Alt, a member of our Board of Directors, had a 35% beneficial ownership interest. The purchase price was determined on an arm's length basis. We also obtained an opinion from an independent appraiser that the purchase price was fair from a financial point of view.

Commissions Paid to Affiliates of Directors

On May 1, 2002, in connection with our acquisition of two AM and two FM radio stations (WKBK-AM, WKNE-FM and WKVT-AM/FM) serving the Keene, New Hampshire and Brattleboro, Vermont markets, respectively, for approximately $9,400,000 we paid a company that is affiliated with Robert Maccini, a member of our board of directors, a brokerage commission of $200,000.

On November 1, 2002, in connection with our acquisition of an AM and FM radio station (WJQY-AM and WJOI-FM) serving the Springfield, Tennessee market for approximately $1,525,000, a company controlled by Gary Stevens, a member of our board of directors received a brokerage commission of approximately $70,000 from the seller.

Principal Stockholder Employment Agreement

In March 2002, we entered into an employment agreement with Edward K. Christian, our principal stockholder, President and CEO. This agreement was effective April 1, 2002 and expires March 31, 2009. The agreement provides for certain compensation, death, disability and termination benefits, as well as the use of an automobile. The annual base salary under the agreement is $450,000 per year effective April 1, 2002, increasing to $500,000 per year effective January 1, 2003. The agreement also provides that he is eligible for stock options to be awarded at the discretion of our Board of Directors, and annual bonuses in such amounts as shall be determined pursuant to the terms of the Chief Executive Officer Annual Incentive Plan. The agreement also provides that, upon the consummation of our sale or transfer of control, his employment will be terminated and we will pay him an amount equal to five times the average of his total annual compensation for the preceding three years, plus an additional amount as is necessary for applicable income taxes related to the payment. For the three years ended December 31, 2002 his average annual compensation, as defined by the employment agreement, was approximately $828,000.

Note Receivable from Principal Stockholder

The loan from us to Edward K. Christian bore interest at a rate per annum equal to the lowest rate necessary to avoid the imputation of income for federal income tax purposes. As part of a five year employment agreement with the principal stockholder, we forgave 20% of the note balance ratably over five years, and paid him an amount in cash equal to such amount as was necessary to enable the principal stockholder to pay all related federal and state income tax liabilities. This agreement expired March 31,

2002. We recorded compensation expense of approximately $74,000, $287,000 and $331,000 in 2002, 2001 and 2000, respectively, relative to the agreement.

Loan to Principal Stockholder and Transactions with Affiliate

In May 1999 we lent $125,000 to Edward K. Christian. The loan bore interest at 7% per annum. Principal and interest on the loan was repaid in two equal installments on May 5, 2000 and 2001. Mr. Christian loaned the proceeds of his loan to Surtsey, to finance the purchase of the assets of television station KVCT, Victoria, Texas. Under the FCC's ownership rules we are prohibited from owning or having an attributable or cognizable interest in this station. We operate KVCT under the terms of a TBA with Surtsey. Under the 16 year TBA, we paid Surtsey two lump sum payments of approximately $118,000 and $122,000 in 2001 and 2000, respectively. Additionally, we pay fees under the TBA of $2,000 per month. During 2002 we prepaid $50,000 for future payments due under the TBA. In January 2003 we prepaid $25,000 for future payments due under the TBA. These amounts were repaid in full in March, 2003.

Other Related Party Transactions

A number of our radio and television stations have utilized the graphic design services of Surtsey, a multi-media company owned by Mr. Christian's daughter. For the years ended December 31, 2002 and 2001 the total fees paid to Surtsey for such services was approximately $45,000 and $112,000, respectively which was primarily comprised of on-air graphics for news broadcasts for some of our television stations. Surtsey leases office space in a building owned by us, and paid us rent of approximately $33,000 during each of the years ended December 31, 2002 and 2001.

On March 7, 2003 we entered into an agreement of understanding with Surtsey, whereby we have guaranteed up to $1,250,000 of the debt incurred by Surtsey in closing on the acquisition of a construction permit for KFJX-TV station in Pittsburg, Kansas. In consideration for our guarantee, Surtsey has agreed to enter into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement. Under the FCC's ownership rules we are prohibited from owning or having an attributable or cognizable interest in this station. It is contemplated that such agreements will be executed on or before September 1, 2003.

12. Common Stock

Dividends. Stockholders are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available for such purpose. However, no dividend may be declared or paid in cash or property on any share of any class of Common Stock unless simultaneously the same dividend is declared or paid on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock). The payment of dividends is prohibited by the terms of our bank loan agreement, without the banks' prior consent.

Voting Rights. Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (i) in the election for directors, (ii) with respect to any "going private" transaction between the Company and the principal stockholder, and (iii) as otherwise provided by law.

In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of our directors. The holders of the Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, are entitled to elect the remaining directors. The Board of Directors consisted of seven members at December 31, 2002. Holders of Common Stock are not entitled to cumulative votes in the election of directors.

The holders of the Common Stock vote as a single class with respect to any proposed "going private" transaction with the principal stockholder, with each share of each class of Common Stock entitled to one vote per share.

Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences and limitations of the shares of such class of common stock.

Liquidation Rights. Upon our liquidation, dissolution, or winding-up, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distribution after payment in full of creditors.

Other Provisions. Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. One share of Class B Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with the principal stockholder or, in the event of a transfer to an affiliated party, upon the death of the transferor.

13. Commitments and Contingencies

Leases

We lease certain land, buildings and equipment under noncancellable operating leases. Rent expense for the year ended December 31, 2002 was $1,476,000 ($1,462,000 and $1,356,000 for the years ended December 31, 2001 and 2000, respectively). Minimum annual rental commitments under noncancellable operating leases consisted of the following at December 31, 2002 (in thousands):

2003	$1,406
2004	991
2005	731
2006	598
2007	457
Thereafter	2,305
	$6,488

Broadcast Program Rights

We have entered into contracts for broadcast program rights that expire at various dates during the next five years. The aggregate minimum payments relating to these commitments consisted of the following at December 31, 2002 (in thousands):

2003	$298
2004	196
2005	99
2006	11
2007	—
Thereafter	—
	$604
Amounts due within one year (included in accounts payable)	298
	$306

Acquisitions

On November 13, 2002 we entered into an agreement to acquire an FM radio station (WODB-FM) Delaware, Ohio, serving the Columbus, Ohio market for approximately $9,000,000 and the exchange of one of our AM radio stations (WVKO-AM) serving the Columbus, Ohio market. The transaction, which is subject to FCC approval, is expected to close during the first or second quarter 2003. We began operating this station under the terms of a TBA on January 1, 2003. We are also contemplating an agreement whereby we would forgo the exchange of WVKO-AM and would pay the seller an additional $1,000,000 for WODB-FM.

On December 31, 2002 we entered into an agreement to acquire an AM radio station (WWIT-AM) serving the Asheville, North Carolina market for approximately $311,000. We acquired this station on March 11, 2003. We closed on this transaction after obtaining the initial grant for the license from the FCC. The grant is still subject to the FCC issuing its final order.

14. Segment Information

We evaluate the operating performance of our stations individually. For purposes of business segment reporting, we have aligned operations with similar characteristics into two business segments: Radio and Television.

The Radio segment includes all seventy of our radio stations and three radio information networks. The Television segment consists of four television stations and three low power television ("LPTV") stations. The Radio and Television segments derive their revenue from the sale of commercial broadcast inventory. The category "Corporate and Other" represents the income and expense not allocated to reportable segments.

We evaluate performance of our operating entities based on station operating income before corporate general and administrative, depreciation and amortization ("station operating income"). We believe that station operating income is useful because it provides a meaningful comparison of operating performance between companies in the broadcasting industry and serves as an indicator of the market value of a group of stations. Station operating income is generally recognized by the broadcasting industry as a measure of performance and is used by analysts who report on the performance of broadcasting groups. Station operating income is not necessarily indicative of amounts that may be available to us for debt service requirements, other commitments, reinvestment or other discretionary uses. Station operating income is not a measure of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for the results of operations presented on the basis of accounting principles generally accepted in the United States.

	Radio	Television	Corporate and Other	Consolidated
Year ended December 31, 2002:				
Net operating revenue	$102,372	$12,410	$ —	$114,782
Station operating expense	64,134	9,216	—	73,350
Station operating income	38,238	3,194	—	41,432
Corporate general and administrative	—	—	6,022	6,022
Depreciation	4,401	1,432	201	6,034
Amortization	475	24	—	499
Operating profit (loss)	$ 33,362	$ 1,738	$(6,223)	$ 28,877
Total assets at December 31, 2002	$188,940	$26,167	$11,215	$226,322
Capital additions	$ 6,114	$ 1,331	$ 114	$ 7,559
Year ended December 31, 2001:				
Net operating revenue	$ 93,094	$10,862	$ —	$103,956
Station operating expense	58,317	8,323	—	66,640
Station operating income	34,777	2,539	—	37,316
Corporate general and administrative	—	—	5,421	5,421
Depreciation	3,961	1,630	172	5,763
Amortization	3,580	391	376	4,347
Operating profit (loss)	$ 27,236	$ 518	$(5,969)	$ 21,785
Total assets at December 31, 2001	$159,694	$26,234	$16,793	$202,721
Capital additions	$ 6,521	$ 1,476	$ 482	$ 8,479
Year ended December 31, 2000:				
Net operating revenue	$ 89,127	$12,619	$ —	$101,746
Station operating expense	53,886	8,601	—	62,487
Station operating income	35,241	4,018	—	39,259
Corporate general and administrative	—	—	5,101	5,101
Depreciation	3,665	1,572	106	5,343
Amortization	3,015	391	270	3,676
Operating profit (loss)	$ 28,561	$ 2,055	$(5,477)	$ 25,139
Total assets at December 31, 2000	$140,080	$26,716	$12,628	$179,424
Capital additions	$ 3,506	$ 1,403	$ 492	$ 5,401

15. Subsequent Events

On January 8, 2003 we entered into an agreement to acquire an FM radio station (WINQ-FM) in the Winchendon, Massachusetts market for approximately $400,000 plus an additional $500,000 if within five years of closing we obtain approval from the FCC for a city of license change. The radio station is owned by a company in which a member of our Board of Directors has a 26% beneficial ownership interest. The purchase price was determined on an arm's length basis. The transaction, which is subject to the FCC's approval is expected to close during the second quarter 2003. We began operating this station under the terms of a TBA on February 1, 2003.

On February 3, 2003 we entered into an agreement to sell an AM radio station (WLLM-AM) serving the Lincoln, Illinois market for approximately $275,000. The transaction, which is subject to the FCC's approval, is expected to close during the second quarter 2003.

On March 7, 2003 we entered into an agreement of understanding with Surtsey whereby we have guaranteed up to $1,250,000 of the debt incurred by Surtsey in closing on the acquisition of a construction permit for KFJX-TV station in Pittsburg, Kansas. In consideration for our guarantee, Surtsey has agreed to enter into various agreements with us relating to the station, including but not limited to a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement. It is contemplated that such agreements shall be executed on or before September 1, 2003. Under the FCC's ownership rules we are prohibited from owning or having an attributable or cognizable interest in this station. It is contemplated that such agreements will be executed on or before September 1, 2003. Surtsey is a company owned by Edward K. Christian's daughter. See Note 11.

On March 11, 2003 we acquired an AM radio station (WWIT-AM) serving the Asheville, North Carolina market for approximately $311,000. We closed on this transaction after obtaining the initial grant for the license from the FCC. The grant is still subject to the FCC issuing its final order.

SAGA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16. Quarterly Results of Operations (Unaudited)

	March 31,		June 30,		September 30,		December 31,	
	2002	2001	2002	2001	2002	2001	2002	2001
	(In thousands, except per share data)							
Net operating revenue	$23,928	$22,793	$29,763	$28,014	$29,783	$26,251	$31,308	$26,898
Station operating expense:								
Programming and technical	6,401	6,060	6,363	6,075	6,753	6,230	7,215	6,094
Selling	5,872	5,902	8,008	7,361	6,620	6,037	7,946	7,124
Station general and administrative	4,360	3,976	4,493	3,743	4,495	4,021	4,824	4,017
Total station operating expense	16,633	15,938	18,864	17,179	17,868	16,288	19,985	17,235
Station operating income before corporate general and administrative, depreciation and amortization	7,295	6,855	10,899	10,835	11,915	9,963	11,323	9,663
Corporate general and administrative	1,292	1,356	1,542	1,539	1,511	1,191	1,677	1,335
Depreciation	1,441	1,383	1,534	1,422	1,523	1,450	1,536	1,508
Amortization(1)	125	993	125	1,064	125	1,156	124	1,134
Operating profit	4,437	3,123	7,698	6,810	8,756	6,166	7,986	5,686
Other expenses:								
Interest expense	1,341	1,803	1,367	1,942	1,344	1,896	1,435	1,396
Other	(7)	358	10	(48)	(150)	(315)	306	(12)
Income before income tax	3,103	962	6,321	4,916	7,562	4,585	6,245	4,302
Income tax provision	1,303	428	2,656	2,066	3,176	1,870	2,141	1,836
Net income	$ 1,800	$ 534	$ 3,665	$ 2,850	$ 4,386	$ 2,715	$ 4,104	$ 2,466
Basic earnings per share	$ .09	$ .03	$ .18	$ .14	$ .21	$ .13	$ .20	$ .12
Weighted average common shares	20,516	20,443	20,585	20,483	20,667	20,475	20,753	20,488
Diluted earnings per share	$ .09	$ .03	$ .17	$ .14	$ .21	$ .13	$ .19	$ .12
Weighted average common and common equivalent shares	21,044	20,819	21,250	20,885	21,016	20,910	21,270	20,941

(1) Effective January 1, 2002 we adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which resulted in our goodwill and broadcast licenses no longer being amortized.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 20, 2003.

SAGA COMMUNICATIONS, INC.

By: /s/ EDWARD K. CHRISTIAN
Edward K. Christian
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 20, 2003.

Signatures	
/s/ EDWARD K. CHRISTIAN Edward K. Christian	President, Chief Executive Officer, and Chairman of the Board
/s/ SAMUEL D. BUSH Samuel D. Bush	Vice President, Chief Financial Officer and Treasurer
/s/ CATHERINE A. BOBINSKI Catherine A. Bobinski	Vice President, Corporate Controller and Chief Accounting Officer
/s/ KRISTIN M. ALLEN Kristin M. Allen	Director
/s/ DONALD J. ALT Donald J. Alt	Director
/s/ BRIAN W. BRADY Brian W. Brady	Director
/s/ JONATHAN FIRESTONE Jonathan Firestone	Director
/s/ ROBERT J. MACCINI Robert J. Maccini	Director
/s/ GARY STEVENS Gary Stevens	Director

CERTIFICATIONS

I, Edward K. Christian, Chief Executive Officer of Saga Communications, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Saga Communications, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ EDWARD K. CHRISTIAN

Chief Executive Officer

CERTIFICATIONS

I, Samuel D. Bush, Chief Financial Officer of Saga Communications, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Saga Communications, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ SAMUEL D. BUSH

Chief Financial Officer

CORPORATE OFFICERS

Edward K. Christian
President, Chief Executive Officer
and Chairman of The Board

Steven J. Goldstein
Executive Vice President
Group Program Director

Warren S. Lada
Senior Vice President-Operations

Samuel D. Bush
Senior Vice President, Treasurer and
Chief Financial Officer

Marcia K. Lobaito
Vice President, Corporate Secretary
and Director of Business Affairs

Catherine A. Bobinski
Vice President and
Corporate Controller

BOARD OF DIRECTORS

Edward K. Christian
Chairman of The Board

Kristin Allen*
Managing Director-
Credit Suisse First Boston

Donald J. Alt*
Chairman of The Board-
Forever Broadcasting

Jonathan Firestone*
Former President and CEO
BBDO Minneapolis, Marketing Consultant

Gary Stevens
Managing Director-
Gary Stevens and Company

Robert J. Maccini
President - Signal Ventures Associates, Inc.

Brian W. Brady*
President and Chief Executive Officer
Northwest Broadcasting, Inc. and
Eagle Creek Broadcasting, LLC

* Denotes participation in the Audit and Finance, and the Compensation Committees

QUARTERLY MARKET INFORMATION

Class A Common Stock
(Adjusted for all stock splits.)

2002	High	Low
First Quarter	$20.28	$15.68
Second Quarter	23.98	19.68
Third Quarter	23.69	16.55
Fourth Quarter	22.15	15.95

2001	High	Low
First Quarter	$16.28	$11.00
Second Quarter	18.99	12.00
Third Quarter	18.99	12.72
Fourth Quarter	17.56	12.64

STOCKHOLDER REFERENCE INFORMATION

Auditors
Ernst & Young LLP
Detroit, Michigan

Transfer Agent
Fleet National Bank c/o EquiServe
Boston, Massachusetts

PUBLICATIONS

The Company's Annual Report Form 10-K and Quarterly Reports to Stockholders are available free of charge to stockholders. Inquiries are welcome by letter or telephone to Samuel D. Bush, Senior Vice President, Treasurer and CFO, at the Saga Corporate Office.

Stockholders whose stock is held in street name are encouraged to write to the Company to have their names placed on the financial mailing list, enabling them to receive annual and interim reports without delay.

You can find more information about us at our Internet website located at www.sagacommunications.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with the SEC.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Monday, May 12, 2003 at 10:00 am Eastern Standard Time, at the Georgian Inn, located in Roseville, Michigan.

This press release contains certain forward-looking statements that are based upon current expectations and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believes", "expects", "anticipates" and similar expressions are intended to identify forward-looking statements. Key risks are described in the reports Saga Communications, Inc. periodically files with the U.S. Securities and Exchange Commission. Readers should note that these statements may be impacted by several factors, including economic changes and changes in the radio and television broadcast industry in general, as well as Saga's actual performance. Results may vary from those stated herein and Saga undertakes no obligation to update the information contained herein.




Saga
COMMUNICATIONS, INC.

73 Kercheval Avenue
Grosse Pointe Farms
Michigan 48236
313.886.7070
Fax 313.886.7150

www.sagacommunications.com